                            Management Discussion & Analysis
Management of Algonquin Power & Utilities Corp. ("AQN", "Company" or the "Corporation") has prepared the following discussion and analysis to provide information to assist its securityholders' understanding of the financial results for the three months ended March 31, 2024. This Management Discussion & Analysis ("MD&A") should be read in conjunction with AQN's unaudited interim condensed consolidated financial statements for the three months ended March 31, 2024 and 2023. This MD&A should also be read in conjunction with AQN's annual consolidated financial statements for the years ended December 31, 2023 and 2022. This material is available on SEDAR+ at www.sedarplus.com, on EDGAR at www.sec.gov/edgar, and on the AQN website at www.algonquinpower.com. Additional information about AQN, including the most recent Annual Information Form ("AIF"), can be found on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov/edgar.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	1

Explanatory Notes
Unless otherwise indicated, financial information provided for the three months ended March 31, 2024 and 2023 has been prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP"). As a result, the Company's financial information may not be comparable with financial information of other Canadian companies that provide financial information on another basis.
All monetary amounts are in U.S. dollars, except where otherwise noted. We denote any amounts denominated in Canadian dollars with "C$" immediately prior to the stated amount. Certain amounts in this MD&A may not total due to rounding.
Capitalized terms used herein and not otherwise defined have the meanings assigned to them in the Company's most recent AIF.
The term "rate base" is used in this document. Rate base is a measure specific to rate-regulated utilities that is not intended to represent any financial measure as defined by U.S. GAAP. The measure is used by the regulatory authorities in the jurisdictions where the Company's rate-regulated subsidiaries operate. The calculation of this measure may not be comparable to similarly-titled measures used by other companies.
Unless noted otherwise, this MD&A is based on information available to management as of May 10, 2024.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	2

Caution Concerning Forward-Looking Statements and Forward-Looking Information
This document may contain statements that constitute "forward-looking information" within the meaning of applicable securities laws in each of the provinces and territories of Canada and the respective policies, regulations and rules under such laws or "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, "forward-looking information"). The words "aims", "anticipates", "believes", "budget", "could", "estimates", "expects", "forecasts", "intends", "may", "might", "plans", "projects", "schedule", "should", "will", "would", "seeks", "strives", "targets" (and grammatical variations of such terms) and similar expressions are often intended to identify forward-looking information, although not all forward-looking information contains these identifying words. Specific forward-looking information in this document includes, but is not limited to, statements relating to: expected future growth, earnings and results of operations; the sale of the Corporation's renewable energy business and the anticipated impact thereof on the Corporation; liquidity, capital resources and operational requirements; sources of funding, including adequacy and availability of credit facilities, cash flows from operations, capital markets financing, and asset recycling or asset sales initiatives; ongoing and planned acquisitions, dispositions, projects, initiatives or other transactions, including expectations regarding timing, costs, proceeds, financing, results, ownership structures, regulatory matters, in-service dates and completion dates; financing plans; expectations regarding the use of proceeds from the settlement of the Purchase Contracts (as defined herein); expectations regarding future macroeconomic conditions; expectations regarding the Company's corporate development activities and the results thereof; expectations regarding regulatory hearings, motions, filings, appeals and approvals, including rate reviews, and the timing, impacts and outcomes thereof; expectations regarding the redemption of outstanding notes; expected future generation, capacity and production of the Company's energy facilities; expectations regarding future capital investments, including expected timing, investment plans, sources of funds and impacts; capital management plans and objectives; expectations regarding the outcome of legal claims and disputes; strategy and goals; dividends to shareholders, including expectations regarding the sustainability thereof and the Company's ability to achieve its targeted annual dividend payout ratio; expectations regarding future "greening the fleet" initiatives; credit ratings and equity credit from rating agencies, including expectations regarding the resolution of rating watches related to the intended sale of the Corporation's renewable energy business; expectations regarding debt repayment and refinancing; the future impact on the Company of actual or proposed laws, regulations and rules; the expected impact of changes in customer usage on the Regulated Services Group's revenue; accounting estimates; interest rates, including the anticipated effect of an increase thereof; the implementation of new technology systems and infrastructure, including the expected timing thereof; financing costs; and currency exchange rates. All forward-looking information is given pursuant to the "safe harbour" provisions of applicable securities legislation.
The forecasts and projections that make up the forward-looking information contained herein are based on certain factors or assumptions which include, but are not limited to: the receipt of applicable regulatory approvals and requested rate decisions; the absence of material adverse regulatory decisions being received and the expectation of regulatory stability; the absence of any material equipment breakdown or failure; availability of financing (including tax equity financing and self-monetization transactions for U.S. federal tax credits) on commercially reasonable terms; the stability of credit ratings of the Corporation and its subsidiaries; the absence of unexpected material liabilities or uninsured losses; the continued availability of commodity supplies and stability of commodity prices; the absence of interest rate increases or significant currency exchange rate fluctuations; the absence of significant operational, financial or supply chain disruptions or liability, including relating to import controls and tariffs; the continued ability to maintain systems and facilities to ensure their continued performance; the absence of a severe and prolonged downturn in general economic, credit, social or market conditions; the successful and timely development and construction of new projects; the closing of pending acquisitions substantially in accordance with the expected timing for such acquisitions; the absence of capital project or financing cost overruns; sufficient liquidity and capital resources; the continuation of long-term weather patterns and trends; the absence of significant counterparty defaults; the continued competitiveness of electricity pricing when compared with alternative sources of energy; the realization of the anticipated benefits of the Corporation's acquisitions and joint ventures; the absence of a change in applicable laws, political conditions, public policies and directions by governments materially negatively affecting the Corporation; the ability to obtain and maintain licenses and permits; maintenance of adequate insurance coverage; the absence of material fluctuations in market energy prices; the absence of material disputes with taxation authorities or changes to applicable tax laws; continued maintenance of information technology infrastructure and the absence of a material breach of cybersecurity; the successful implementation and operation of new information technology systems and infrastructure; favourable relations with external stakeholders; favourable labour relations; that the Corporation will be able to successfully integrate newly acquired entities, and the absence of any material adverse changes to such entities prior to closing; the absence of undisclosed liabilities of entities being acquired; that such entities will maintain constructive regulatory relationships with applicable regulatory authorities; the ability of the Corporation to retain key personnel of acquired entities and the value of such employees; no adverse developments in the business and affairs of the sellers during the period when transitional services are provided to the Corporation in connection with any acquisition; the ability of the Corporation to satisfy its liabilities and meet its debt service obligations following completion of any acquisition; and the ability of the Corporation to successfully execute future "greening the fleet" initiatives; and the ability of the Corporation to effect a sale of its renewable energy business and realize the anticipated benefits therefrom.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	3

The forward-looking information contained herein is subject to risks, uncertainties and other factors that could cause actual results to differ materially from historical results or results anticipated by the forward-looking information. Factors which could cause results or events to differ materially from current expectations include, but are not limited to: changes in general economic, credit, social or market conditions; changes in customer energy usage patterns and energy demand; reductions in the liquidity of energy markets; global climate change; the incurrence of environmental liabilities; natural disasters, diseases, pandemics, public health emergencies and other force majeure events and the collateral consequences thereof, including the disruption of economic activity, volatility in capital and credit markets and legislative and regulatory responses; critical equipment breakdown or failure; supply chain disruptions; the imposition of import controls or tariffs; the failure of information technology infrastructure and other cybersecurity measures to protect against data, privacy and cybersecurity breaches; failure to successfully implement and operate, and cost overruns and delays in connection with, new information technology systems and infrastructure; physical security breach; the loss of key personnel and/or labour disruptions; seasonal fluctuations and variability in weather conditions and natural resource availability; reductions in demand for electricity, natural gas and water due to developments in technology; reliance on transmission systems owned and operated by third parties; issues arising with respect to land use rights and access to the Corporation's facilities; terrorist attacks; fluctuations in commodity and energy prices; capital expenditures; reliance on subsidiaries; the incurrence of an uninsured loss; a credit rating downgrade; an increase in financing costs or limits on access to credit and capital markets; inflation; increases and fluctuations in interest rates and failure to manage exposure to credit and financial instrument risk; currency exchange rate fluctuations; restricted financial flexibility due to covenants in existing credit agreements; an inability to refinance maturing debt on favourable terms; disputes with taxation authorities or changes to applicable tax laws; failure to identify, acquire, develop or timely place in service projects to maximize the value of tax credits; requirement for greater than expected contributions to post-employment benefit plans; default by a counterparty; inaccurate assumptions, judgments and/or estimates with respect to asset retirement obligations; failure to maintain required regulatory authorizations; changes in, or failure to comply with, applicable laws and regulations; failure of compliance programs; failure to identify attractive acquisition or development candidates necessary to pursue the Corporation’s growth strategy; failure to dispose of assets (at all or at a competitive price) to fund the Company’s operations and growth plans; delays and cost overruns in the design and construction of projects; loss of key customers; failure to complete or realize the anticipated benefits of acquisitions or joint ventures; Atlantica (as defined herein) or a third-party joint venture partner acting in a manner contrary to the Corporation's interests; a drop in the market value of Atlantica's ordinary shares; facilities being condemned or otherwise taken by governmental entities; increased external stakeholder activism adverse to the Corporation's interests; fluctuations in the price and liquidity of the Corporation's common shares and the Corporation's other securities; impact of significant demands placed on the Corporation as a result of pending acquisitions or growth strategies; potential undisclosed liabilities of any entities being acquired by the Corporation; uncertainty regarding the length of time required to complete pending acquisitions; the failure to implement the Corporation's strategic objectives or achieve expected benefits relating to acquisitions, dispositions or other initiatives, including with respect to the intended sale of the Corporation's renewable energy business; the possibility of adverse reactions or changes in business relationships or relationships with employees resulting from the announcement or completion of the intended sale of the Corporation's renewable energy business; risks relating to the diversion of the Board's (as defined herein) or management's attention in connection with the intended sale of the Corporation's renewable energy business; indebtedness of any entity being acquired by the Corporation; unanticipated expenses and/or cash payments as a result of change of control and/or termination provisions in purchase or sale agreements; and the reliance on third parties for certain transitional services following the completion of an acquisition. Although the Corporation has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Some of these and other factors are discussed in more detail under the heading "Enterprise Risk Management" in this MD&A and under the heading "Enterprise Risk Factors" in the Corporation's most recent AIF.
Forward-looking information contained herein (including any financial outlook) is provided for the purposes of assisting the reader in understanding the Corporation and its business, operations, risks, financial performance, financial position and cash flows as at and for the periods indicated and to present information about management's current expectations and plans relating to the future, and the reader is cautioned that such information may not be appropriate for other purposes. Forward-looking information contained herein is made as of the date of this document and based on the plans, beliefs, estimates, projections, expectations, opinions and assumptions of management on the date hereof. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such forward-looking information. Accordingly, readers should not place undue reliance on forward-looking information. While subsequent events and developments may cause the Corporation's views to change, the Corporation disclaims any obligation to update any forward-looking information or to explain any material difference between subsequent actual events and such forward-looking information, except to the extent required by applicable law. All forward-looking information contained herein is qualified by these cautionary statements.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis

Caution Concerning Non-GAAP Measures
AQN uses a number of financial measures to assess the performance of its business lines. Some measures are calculated in accordance with U.S. GAAP, while other measures do not have a standardized meaning under U.S. GAAP. These non-GAAP measures include non-GAAP financial measures and non-GAAP ratios, each as defined in Canadian National Instrument 52-112 Non-GAAP and Other Financial Measures Disclosure. AQN's method of calculating these measures may differ from methods used by other companies and therefore may not be comparable to similar measures presented by other companies.
The terms "Adjusted Net Earnings", "Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization" ("Adjusted EBITDA"), "Adjusted Funds from Operations", "Net Energy Sales", "Net Utility Sales" and "Divisional Operating Profit", which are used throughout this MD&A, are non-GAAP financial measures. An explanation of each of these non-GAAP financial measures is set out below and a reconciliation to the most directly comparable U.S. GAAP measure, in each case, can be found in this MD&A. In addition, "Adjusted Net Earnings" is presented throughout this MD&A on a per common share basis. Adjusted Net Earnings per common share is a non-GAAP ratio and is calculated by dividing Adjusted Net Earnings by the weighted average number of common shares outstanding during the applicable period.
AQN does not provide reconciliations for forward-looking non-GAAP financial measures as AQN is unable to provide a meaningful or accurate calculation or estimation of reconciling items and the information is not available without unreasonable effort. This is due to the inherent difficulty of forecasting the timing or amount of various events that have not yet occurred, are out of AQN's control and/or cannot be reasonably predicted, and that would impact the most directly comparable forward-looking U.S. GAAP financial measure. For these same reasons, AQN is unable to address the probable significance of the unavailable information. Forward-looking non-GAAP financial measures may vary materially from the corresponding U.S. GAAP financial measures.
The composition of Divisional Operating Profit has been changed compared to AQN's MD&A for the three months ended March 31, 2023 to include expenses related to corporate administrative expenses, which are now included within operating expenses. This change was made as these expenses are used by management to evaluate the operating performance of each business unit. Comparative figures have been adjusted for this new composition.
Adjusted EBITDA
Adjusted EBITDA is a non-GAAP financial measure used by many investors to compare companies on the basis of ability to generate cash from operations. AQN uses these calculations to monitor the amount of cash generated by AQN. AQN uses Adjusted EBITDA to assess the operating performance of AQN without the effects of (as applicable): depreciation and amortization expense, income tax expense or recoveries, acquisition and transition costs (including costs related to the 2023 strategic review of the Company's renewable energy business), certain litigation expenses, interest expense, gain or loss on derivative financial instruments, write down of intangibles and property, plant and equipment, earnings attributable to non-controlling interests exclusive of Hypothetical Liquidation at Book Value ("HLBV") income (which represents the value of net tax attributes earned in the period from electricity generated by certain of its U.S. wind power and U.S. solar generation facilities), non-service pension and post-employment costs, cost related to tax equity financing, costs related to management succession and executive retirement, costs related to prior period adjustments due to changes in tax law, costs related to condemnation proceedings, gain or loss on foreign exchange, earnings or loss from discontinued operations, changes in value of investments carried at fair value, gains and losses on disposition of assets, prior period adjustments included in the gain (loss) from equity method investments not operated by the Company, and other typically non-recurring or unusual items. AQN adjusts for these factors as they may be non-cash, unusual in nature and are not factors used by management for evaluating the operating performance of the Company. AQN believes that presentation of this measure will enhance an investor's understanding of AQN's operating performance. Adjusted EBITDA is not intended to be representative of cash provided by operating activities or results of operations determined in accordance with U.S. GAAP, and can be impacted positively or negatively by these items. For a reconciliation of Adjusted EBITDA to net earnings, see Non-GAAP Financial Measures starting on page 28 of this MD&A.
Adjusted Net Earnings
Adjusted Net Earnings is a non-GAAP financial measure used by many investors to compare net earnings from operations without the effects of certain volatile primarily non-cash items that generally have no current economic impact or items such as acquisition expenses or certain litigation expenses that are viewed as not directly related to a company's operating performance. AQN uses Adjusted Net Earnings to assess its performance without the effects of (as applicable): gains or losses on foreign exchange, foreign exchange forward contracts, interest rate swaps, acquisition and transition costs (including costs related to the 2023 strategic review of the Company's renewable energy business), one-time costs of arranging tax equity financing, certain litigation expenses and write down of intangibles and property, plant and equipment, earnings or loss from discontinued operations, unrealized mark-to-market revaluation impacts, costs related to management succession and executive retirement, costs related to prior period adjustments due to changes in tax law, costs related to condemnation proceedings, changes in value of investments carried at fair value, gains and losses on disposition of assets, prior period adjustments included in the gain (loss) from equity method investments not operated by the Company and

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	5

other typically non-recurring or unusual items as these are not reflective of the performance of the underlying business of AQN. AQN believes that analysis and presentation of net earnings or loss on this basis will enhance an investor's understanding of the operating performance of its businesses. Adjusted Net Earnings is not intended to be representative of net earnings or loss determined in accordance with U.S. GAAP, and can be impacted positively or negatively by these items. For a reconciliation of Adjusted Net Earnings to net earnings, see Non-GAAP Financial Measures starting on page 29 of this MD&A.
Adjusted Funds from Operations
Adjusted Funds from Operations is a non-GAAP financial measure used by investors to compare cash provided by operating activities without the effects of certain volatile items that generally have no current economic impact or items such as acquisition expenses that are viewed as not directly related to a company's operating performance. AQN uses Adjusted Funds from Operations to assess its performance without the effects of (as applicable): changes in working capital balances, acquisition and transition costs, certain litigation expenses, cash provided by or used in discontinued operations, cash provided by disposition of assets and other typically non-recurring items affecting cash from operations as these are not reflective of the long-term performance of the underlying businesses of AQN. AQN believes that analysis and presentation of funds from operations on this basis will enhance an investor's understanding of the operating performance of its businesses. Adjusted Funds from Operations is not intended to be representative of cash provided by operating activities as determined in accordance with U.S. GAAP, and can be impacted positively or negatively by these items. For a reconciliation of Adjusted Funds from Operations to cash provided by operating activities, see Non-GAAP Financial Measures starting on page 30 of this MD&A.
Net Energy Sales
Net Energy Sales is a non-GAAP financial measure used by investors to identify revenue after commodity costs used to generate revenue where such revenue generally increases or decreases in response to increases or decreases in the cost of the commodity used to produce that revenue. AQN uses Net Energy Sales to assess its revenues without the effects of fluctuating commodity costs as such costs are predominantly passed through either directly or indirectly in the rates that are charged to customers. AQN believes that analysis and presentation of Net Energy Sales on this basis will enhance an investor's understanding of the revenue generation of the Renewable Energy Group. It is not intended to be representative of revenue as determined in accordance with U.S. GAAP. For a reconciliation of Net Energy Sales to revenue, see Renewable Energy Group - 2024 First Quarter Renewable Energy Group Operating Results on page 25 of this MD&A.
Net Utility Sales
Net Utility Sales is a non-GAAP financial measure used by investors to identify utility revenue after commodity costs, either water, natural gas or electricity, where these commodity costs are generally included as a pass through in rates to its utility customers. AQN uses Net Utility Sales to assess its utility revenues without the effects of fluctuating commodity costs as such costs are predominantly passed through and paid for by utility customers. AQN believes that analysis and presentation of Net Utility Sales on this basis will enhance an investor's understanding of the revenue generation of the Regulated Services Group. It is not intended to be representative of revenue as determined in accordance with U.S. GAAP. For a reconciliation of Net Utility Sales to revenue, see Regulated Services Group - 2024 First Quarter Regulated Services Group Operating Results on page 19 of this MD&A.
Divisional Operating Profit
Divisional Operating Profit is a non-GAAP financial measure. AQN uses Divisional Operating Profit to assess the operating performance of its business groups without the effects of (as applicable): depreciation and amortization expense, income tax expense or recoveries, acquisition costs, certain litigation expenses, interest expense, gain or loss on derivative financial instruments, write down of intangibles and property, plant and equipment, gain or loss on foreign exchange, earnings or loss from discontinued operations (excluding the sale of assets in the course of normal operations), non-service pension and post-employment costs, gains and losses on disposition of assets, and other typically non-recurring or unusual items. AQN adjusts for these factors as they may be non-cash, unusual in nature and are not factors used by management for evaluating the operating performance of the divisional units. Divisional Operating Profit is calculated inclusive of interest, dividend and equity income earned from indirect investments, and HLBV income. AQN believes that presentation of this measure will enhance an investor's understanding of AQN's divisional operating performance. Divisional Operating Profit is not intended to be representative of cash provided by operating activities or results of operations determined in accordance with U.S. GAAP, and can be impacted positively or negatively by these items. For a reconciliation of Divisional Operating Profit to revenue for AQN's main business units, see Regulated Services Group - 2024 First Quarter Regulated Services Group Operating Results on page 19 and Renewable Energy Group - 2024 First Quarter Renewable Energy Group Operating Results on page 25 of this MD&A.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis

Overview and Business Strategy
AQN is incorporated under the Canada Business Corporations Act. AQN owns and operates a diversified portfolio of regulated and non-regulated generation, distribution, and transmission assets. Through its activities, the Company aims to drive growth in earnings and cash flows to support a sustainable dividend and share price appreciation. AQN strives to achieve these results while also seeking to maintain a business risk profile consistent with its BBB flat investment grade credit ratings and a strong focus on Environmental, Social and Governance factors.
AQN's current quarterly dividend to shareholders is $0.1085 per common share, or $0.4340 per common share on an annualized basis. AQN believes that, on a long-term basis, its targeted annual dividend payout will allow for both a return on investment for shareholders and retention of cash within AQN to partially fund growth opportunities. Changes in the level of dividends paid by AQN are at the discretion of AQN's Board of Directors (the "Board"), with dividend levels being reviewed periodically by the Board in the context of AQN's financial performance and growth prospects.
AQN's operations are organized across two primary business units consisting of: the Regulated Services Group, which primarily owns and operates a portfolio of regulated electric, water distribution and wastewater collection and natural gas utility systems and transmission operations in the United States, Canada, Bermuda and Chile; and the Renewable Energy Group, which primarily owns and operates, or has investments in, a diversified portfolio of non-regulated renewable and thermal energy generation assets. The Company is pursuing a sale of its renewable energy business.
Summary Structure of the Business
The following chart depicts, in summary form, AQN's key businesses. A more detailed description of AQN's organizational structure can be found in the most recent AIF.

AQN
Regulated Services Group
Renewable Energy Group
US Regulated Utilities
Canadian Regulated Utility
International Regulated Utilities
US Generating Assets
Canadian Generating Assets
International Investments

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	7

Regulated Services Group
The Regulated Services Group primarily operates a diversified portfolio of regulated utility systems located in the United States, Canada, Bermuda and Chile serving approximately 1,258,000 customer connections as at March 31, 2024 (using an average of 2.5 customers per connection, this translates into approximately 3,145,000 customers). The Regulated Services Group seeks to provide safe, high quality, and reliable services to its customers and to deliver stable and predictable earnings to AQN. In addition to encouraging and supporting organic growth within its service territories, the Regulated Services Group may seek to deliver long-term growth through acquisitions of additional utility systems and pursuing "greening the fleet" opportunities.
The Regulated Services Group's regulated electrical distribution utility systems and related generation assets are located in the U.S. states of Arkansas, California, Kansas, Missouri, Nevada, New Hampshire and Oklahoma, as well as in Bermuda, which together served approximately 310,000 electric customer connections as at March 31, 2024. The group also owns and operates generating assets with a gross capacity of approximately 2.0 GW and has investments in generating assets with approximately 0.3 GW of net generation capacity.
The Regulated Services Group's regulated water distribution and wastewater collection utility systems are located in the U.S. States of Arizona, Arkansas, California, Illinois, Missouri, New York, and Texas as well as in Chile which together served approximately 571,000 customer connections as at March 31, 2024.
The Regulated Services Group's regulated natural gas distribution utility systems are located in the U.S. States of Georgia, Illinois, Iowa, Massachusetts, New Hampshire, Missouri, and New York, and in the Canadian Province of New Brunswick, which together served approximately 377,000 natural gas customer connections as at March 31, 2024.
Below is a breakdown of the Regulated Services Group's Revenue by geographic area for the three months ended March 31, 2024.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis

Renewable Energy Group
The Renewable Energy Group generates and sells electrical energy produced by its diverse portfolio of renewable power generation and clean power generation facilities located in the United States and Canada. The Renewable Energy Group seeks to deliver growth through new power generation projects and complementary projects, such as energy storage.
The Renewable Energy Group has economic interests in hydroelectric, wind, solar, renewable natural gas ("RNG") and thermal facilities which, as of March 31, 2024, had a combined net generating capacity attributable to the Renewable Energy Group of approximately 2.7 GW. Approximately 86% of the electrical output is sold pursuant to long-term contractual arrangements which as of March 31, 2024 had a production-weighted average remaining contract life of approximately 10 years.
In addition, the Renewable Energy Group has an approximately 42% indirect beneficial interest in Atlantica Sustainable Infrastructure plc ("Atlantica"). Atlantica owns and operates a portfolio of international clean energy and water infrastructure assets under long-term contracts with a Cash Available for Distribution weighted average remaining contract life of approximately 13 years as of March 31, 2024.
Below is a breakdown of the net generating capacity attributable to the Renewable Energy Group as of March 31, 2024, including the Company's approximately 42% interest in Atlantica.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis

Significant Updates
Operating Results
AQN's operating results relative to the same period last year are as follows:

(all dollar amounts in $ millions except per share information)	Three months ended March 31
	2024	2023	Change
Net earnings (loss) attributable to shareholders	$(89.1)	$270.1	(133)%
Adjusted Net Earnings[1]	$95.6	$119.9	(20)%
Adjusted EBITDA[1]	$344.3	$341.0	1%
Net earnings (loss) per common share	$(0.13)	$0.39	(133)%
Adjusted Net Earnings per common share[1]	$0.14	$0.17	(18)%

1	See Caution Concerning Non-GAAP Measures.
The Company's first quarter 2024 results were positively impacted by period over period growth in the Regulated Services Group primarily due to the implementation of new rates at the CalPeco Electric System, as well as by contributions to the results of the Renewable Energy Group from facilities that reached commercial operations ("COD") in 2023. This growth was offset by increased development costs as a part of the Company’s business simplification initiative through the previously-disclosed consolidation of the Company's development joint venture. The Company was also negatively impacted by higher interest expense related to increased borrowings to support growth, and lower tax credits as a result of fewer projects expected to reach COD in 2024.
CEO Succession
Effective May 10, 2024, Chris Huskilson was appointed as Chief Executive Officer. Mr. Huskilson, who has been Interim CEO since August 2023, will continue as a member of the Board. Mr. Huskilson’s CEO appointment has been made following a thorough search conducted by the Board with the support of a nationally recognized search firm.
Business Simplification
Aligned with the Company's previously stated goal to simplify its business, on January 4, 2024, the Company purchased the 50% interest previously owned by Ares (as defined herein) in Liberty Development Energy Solutions B.V. and Liberty Development JV Inc. (collectively "the Joint Ventures"), which the Company used as its non-regulated development platform. As a result, the redeemable non-controlling interest of $306.5 million held by the Joint Ventures has been reclassified to long-term debt and development costs are recorded within operating expenses.
Additionally, on January 26, 2024, the Company began to wind down its international non-regulated development activities and sold its interest in three development solar assets in Spain to Atlantica for a nominal amount.
Further, on March 1, 2024, the Company sold its 100% equity interest in the 74.9 MW Windsor Locks Thermal Facility for consideration of $17.7 million.
Sandy Ridge II Wind Facility
On February 15, 2024, the Company completed the purchase of the remaining 50% equity interest in the Sandy Ridge II Wind Facility for cash consideration of $16.9 million and debt forgiveness of $19.3 million. Tax equity funding of $60.5 million occurred after the buyout and has been recorded as an equity non-controlling interest.
New Market Solar Facility
On March 1, 2024, the Renewable Energy Group achieved COD at the approximately 100 MW New Market Solar Facility, located in Ohio. The New Market Solar Facility has agreed to sell output to the City of Cincinnati and a leading electric service provider pursuant to renewable energy purchase agreements. The Company holds a 50% equity interest in the facility which is accounted for using the equity method of accounting and holds a purchase option on the remaining 50% equity interest.
Issuance of approximately $850 million of Senior Unsecured Notes
On January 12, 2024, Liberty Utilities Co. ("Liberty Utilities") completed an offering of $500 million aggregate principal amount of 5.577% senior notes due January 31, 2029 and $350 million aggregate principal amount of 5.869% senior notes due January 31, 2034 (together, the "Senior Note Offering"). Liberty Utilities used the net proceeds from the Senior Note Offering to repay indebtedness.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	10

Issuance of approximately $305.5 million of Securitized Utility Tariff Bonds
On January 30, 2024, Empire District Bondco, LLC, a wholly owned subsidiary of The Empire District Electric Company, completed an offering of approximately $180.5 million of aggregate principal amount of 4.943% Securitized Utility Tariff Bonds with a maturity date of January 1, 2035 and $125.0 million aggregate principal amount of 5.091% Securitized Utility Tariff Bonds with a maturity date of January 1, 2039 (collectively, the "Securitization Bonds"), to recover previously incurred qualified extraordinary costs associated with the February 2021 extreme winter storm conditions experienced in Texas and parts of the central U.S. (the "Midwest Extreme Weather Event”) and energy transition costs related to the retirement of the Asbury generating plant. The principal asset securing these bonds is the securitized utility tariff property.
Remarketing of 1.18% Senior Notes due 2026
On March 28, 2024, the Company successfully remarketed its $1,150.0 million aggregate principal amount of 1.18% Senior Notes due June 15, 2026 (the "Notes"). The Notes were originally issued in June 2021, together with the related purchase contracts (the "Purchase Contracts"), as a component of the Company's corporate units (the "Green Equity Units"). In connection with the remarketing, the interest rate on the Notes was reset to 5.365%, with the maturity date remaining as June 15, 2026. The proceeds from the remarketing of the Notes were used to purchase a portfolio of treasury securities maturing on June 13, 2024. The holders of Green Equity Units hold beneficial ownership to the treasury portfolio. The funds generated upon maturity of the treasury portfolio are expected to be used on June 17, 2024 to settle the Purchase Contracts and will be correspondingly recognized on the Company’s balance sheet as of such date. The Company intends to use the proceeds from the settlement of the Purchase Contracts to reduce existing indebtedness of the Company and its subsidiaries and for general corporate purposes.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis

2024 First Quarter Results From Operations

Key Financial Information	Three months ended March 31
(all dollar amounts in $ millions except per share information)	2024	2023
Revenue	$737.1	$778.6
Net earnings (loss) attributable to shareholders	(89.1)	270.1
Cash provided by operating activities	130.7	34.2
Adjusted Net Earnings[1]	95.6	119.9
Adjusted EBITDA[1]	344.3	341.0
Adjusted Funds from Operations[1]	189.2	208.1
Dividends declared to common shareholders	75.5	75.4
Weighted average number of common shares outstanding	689,564,036	687,693,510
Per share
Basic net earnings (loss)	$(0.13)	$0.39
Diluted net earnings (loss)	$(0.13)	$0.39
Adjusted Net Earnings[1]	$0.14	$0.17
Dividends declared to common shareholders	$0.11	$0.11

1	See Caution Concerning Non-GAAP Measures.
For the three months ended March 31, 2024, AQN reported basic net loss per common share of $0.13 as compared to basic net earnings per common share of $0.39 during the same period in 2023, a decrease of $0.52.
The net loss attributable to shareholders of $89.1 million for the three months ended March 31, 2024, was primarily driven by:
•Adjusted Net Earnings of $95.6 million, as further discussed below (see Caution Concerning Non-GAAP Measures); offset by:
•a loss on investments carried at fair value (primarily the Company's investment in Atlantica) of $158.3 million;
•other net losses of $10.6 million primarily due to write-off of deferred financing costs on the redemption of debt and costs associated with the 2023 strategic review and costs relating to the pursuit of the sale of the Company's renewable energy business; and
•a loss on foreign exchange of $11.9 million.
The net earnings attributable to shareholders of $270.1 million for the three months ended March 31 2023, was primarily driven by:
•Adjusted Net Earnings of $119.9 million, as further discussed below (see Caution Concerning Non-GAAP Measures); and
•a gain on investments carried at fair value (primarily the Company's investment in Atlantica) of $179.4 million.
For the three months ended March 31, 2024, AQN reported Adjusted Net Earnings per common share of $0.14 as compared to $0.17 per common share during the same period in 2023, a decrease of $0.03 (see Caution Concerning Non-GAAP Measures). Adjusted Net Earnings decreased by $24.3 million period over period (see Caution Concerning Non-GAAP Measures). This decrease was primarily driven by:
•a decrease of $8.9 million in the Renewable Energy Group's operating profit primarily due to higher development spend;
•an increase of $7.9 million in depreciation expense driven by additional capital invested by the Company; and
•an increase of $20.6 million in interest expense primarily driven by increased borrowings to support growth initiatives as well as reclassification of the Margin Loan (as defined herein) as debt; partially offset by:
•an increase of $11.3 million in the Regulated Services Group's operating profit primarily due to the implementation of new rates; and
•a decrease of $6.1 million in net earnings attributable to the non-controlling interest due to reclassification of the Margin Loan as debt from non-controlling interest.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	12

For the three months ended March 31, 2024, AQN experienced an average exchange rate of Canadian to U.S. dollars of approximately 0.7414 as compared to 0.7398 in the same period in 2023, and an average exchange rate of Chilean pesos to U.S. dollars of approximately 0.0011 for the three months ended March 31, 2024 as compared to 0.0012 for the same period in 2023. As such, any period over period variance in revenue or expenses, in local currency, at any of AQN's Canadian or Chilean entities is affected by a change in the average exchange rate upon conversion to AQN's reporting currency.
For the three months ended March 31, 2024, AQN reported total revenue of $737.1 million as compared to $778.6 million during the same period in 2023, a decrease of $41.5 million or 5.3%. The major factors impacting AQN's revenue in the three months ended March 31, 2024 as compared to the same period in 2023 are as follows:

(all dollar amounts in $ millions)	Three months ended March 31
Comparative Prior Period Revenue	$778.6
REGULATED SERVICES GROUP
Existing Facilities
Electricity: Decrease is primarily due to lower pass through commodity costs.	(20.8)
Natural Gas: Decrease is primarily due to lower pass through commodity costs.	(40.4)
Water: Increase is primarily due to higher consumption at the Suralis (Chile) Water System.	2.7
Other: Decrease is primarily due to lower activity in the non-regulated business in Bermuda.	(4.5)
(63.0)
Rate Reviews
Electricity: Increase is primarily due to the implementation of new rates at the CalPeco (CA), Empire (AR) and Granite State (NH) Electric Systems.	13.3
Natural Gas: Increase is primarily due to the implementation of new rates at the EnergyNorth (NH), and St. Lawrence (NY) Gas Systems.	3.1
Water: Decrease is primarily due to one – time revenues in the first quarter of 2023 from a retroactive rate increase at the Park (CA) Water System, partially offset by the implementation of new rates at the Pine Bluff (AR) Water System.	(1.2)
15.2
Foreign Exchange	(3.9)

RENEWABLE ENERGY GROUP
Existing Facilities
Hydro	0.2
Wind CA	0.4
Wind U.S.: Increase is primarily due to higher availability income from the Maverick Creek Wind Facility.	1.8
Solar: Increase is primarily driven by favourable Renewable Energy Credit ("REC") revenue for the Great Bay Solar I and Great Bay Solar II Facilities.	3.7
Thermal & Renewable Natural Gas: Decrease is primarily due to the sale of the Windsor Locks Thermal Facility as of March 1, 2024.	(3.3)
Other: Increase is primarily due to higher portfolio optimization revenue.	1.2
4.0
New Facilities
Wind U.S: Increase is primarily driven by the Deerfield II Wind Facility and Sandy Ridge II Wind Facility.	6.1
6.1
Foreign Exchange	0.1
Current Period Revenue	$737.1

Algonquin Power & Utilities Corp. - Management Discussion & Analysis

2024 First Quarter Net Earnings Summary
Net loss attributable to shareholders for the three months ended March 31, 2024 totaled $89.1 million as compared to net earnings attributable to shareholders of $270.1 million during the same period in 2023, a decrease of $359.2 million or 133.0%. The following table outlines the changes to net earnings (loss) attributable to shareholders for the three months ended March 31, 2024 as compared to the same period in 2023. A more detailed analysis of these factors can be found under AQN: Corporate and Other Expenses.

Change in net earnings (loss) attributable to shareholders	Three months ended
March 31
(all dollar amounts in $ millions)	2024
Net earnings attributable to shareholders – Prior Period Balance	$270.1
Adjusted EBITDA[1]	3.3
Net earnings attributable to the non-controlling interest, exclusive of HLBV	5.0
Income tax recovery	36.0
Interest expense	(20.6)
Other net losses	(7.1)
Unrealized loss on energy derivatives included in revenue	(10.7)
HLBV prior period adjustment within equity income	(8.5)
Pension and post-employment non-service costs	1.6
Change in value of investments carried at fair value	(337.7)
Gain on derivative financial instruments	(2.1)
Foreign exchange	(10.5)
Depreciation and amortization	(7.9)
Net loss attributable to shareholders – Current Period Balance	$(89.1)
Change in Net Earnings (loss) ($)	$(359.2)
Change in Net Earnings (loss) (%)	(133.0)%

1	See Caution Concerning Non-GAAP Measures.
During the three months ended March 31, 2024, cash provided by operating activities totaled $130.7 million as compared to $34.2 million during the same period in 2023, an increase of $96.5 million primarily as a result of changes in working capital items. During the three months ended March 31, 2024, Adjusted Funds from Operations totaled $189.2 million as compared to Adjusted Funds from Operations of $208.1 million during the same period in 2023, a decrease of $18.9 million (see Caution Concerning Non-GAAP Measures).
During the three months ended March 31, 2024, Adjusted EBITDA totaled $344.3 million as compared to $341.0 million during the same period in 2023, an increase of $3.3 million or 1.0% (see Caution Concerning Non-GAAP Measures). A more detailed analysis of this variance is presented within the reconciliation of Adjusted EBITDA to net earnings set out below under Non-GAAP Financial Measures.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	14

2024 First Quarter Adjusted EBITDA Summary
Adjusted EBITDA (see Caution Concerning Non-GAAP Measures) for the three months ended March 31, 2024 totaled $344.3 million as compared to $341.0 million during the same period in 2023, an increase of $3.3 million or 1.0%. The breakdown of Adjusted EBITDA by the Company's main operating segments and a summary of changes are shown below.

Adjusted EBITDA[1] by segment	Three months ended March 31
(all dollar amounts in $ millions)	2024	2023
Divisional Operating Profit for Regulated Services Group[1]	$257.0	$245.7
Divisional Operating Profit for Renewable Energy Group[1]	86.3	95.2
Other Income & Expenses	1.0	0.1
Total AQN Adjusted EBITDA[1]	$344.3	$341.0
Change in Adjusted EBITDA[1] ($)	$3.3
Change in Adjusted EBITDA[1] (%)	1.0%

1	See Caution Concerning Non-GAAP Measures.

Change in Adjusted EBITDA[1] Breakdown	Three months ended March 31, 2024
(all dollar amounts in $ millions)	Regulated Services	Renewable Energy	Corporate	Total
Prior period balances	$245.7	$95.2	$0.1	$341.0
Existing Facilities and Investments	2.1	(15.3)	0.9	(12.3)
New Facilities and Investments	—	5.7	—	5.7
Rate Reviews	10.8	—	—	10.8
Foreign Exchange Impact	(1.6)	0.7	—	(0.9)
Total change during the period	$11.3	$(8.9)	$0.9	$3.3
Current Period Balances	$257.0	$86.3	$1.0	$344.3

1	See Caution Concerning Non-GAAP Measures.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	15

REGULATED SERVICES GROUP
The Regulated Services Group primarily operates rate-regulated utilities that as of March 31, 2024 provided distribution services to approximately 1,258,000 customer connections in the electric, natural gas, and water and wastewater sectors which is an increase of approximately 5,000 customer connections as compared to March 31, 2023.
The Regulated Services Group's strategy is to grow its business organically and through acquisitions. The Regulated Services Group believes that its business results are maximized by building constructive regulatory and customer relationships, and enhancing customer connections in the communities in which it operates.

Utility System Type	As at March 31
	2024			2023
(all dollar amounts in $ millions)	Assets	Net Utility Sales[1]	Total Customer Connections[2]	Assets	Net Utility Sales[1]	Total Customer Connections[2]
Electricity	5,163.2	208.0	310,000	5,020.2	190.4	308,000
Natural Gas	1,833.3	138.0	377,000	1,720.1	133.4	375,000
Water and Wastewater	1,664.8	81.1	571,000	1,580.8	83.6	570,000
Other	320.2	11.7		352.1	13.6
Total	$8,981.5	$438.8	1,258,000	$8,673.2	$421.0	1,253,000

Accumulated Deferred Income Taxes Liability	$773.7			$715.9

1	Net Utility Sales for the three months ended March 31, 2024 and 2023. See Caution Concerning Non-GAAP Measures.
2	Total Customer Connections represents the sum of all active and vacant customer connections.
The Regulated Services Group aggregates the performance of its utility operations by utility system type – electricity, natural gas, and water and wastewater systems.
The electric distribution systems are comprised of regulated electrical distribution utility systems and served approximately 310,000 customer connections in the U.S. States of California, New Hampshire, Missouri, Kansas, Oklahoma and Arkansas and in Bermuda as at March 31, 2024.
The natural gas distribution systems are comprised of regulated natural gas distribution utility systems and served approximately 377,000 customer connections located in the U.S. States of New Hampshire, Illinois, Iowa, Missouri, Georgia, Massachusetts and New York and in the Canadian Province of New Brunswick as at March 31, 2024.
The water and wastewater distribution systems are comprised of regulated water distribution and wastewater collection utility systems and served approximately 571,000 customer connections located in the U.S. States of Arkansas, Arizona, California, Illinois, Missouri, New York, and Texas and in Chile as at March 31, 2024.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	16

2024 First Quarter Usage Results

Electric Distribution Systems	Three months ended March 31
	2024	2023
Average Active Electric Customer Connections For The Period
Residential	263,100	262,400
Commercial and industrial	42,900	42,500
Total Average Active Electric Customer Connections For The Period	306,000	304,900

Customer Usage (GW-hrs)
Residential	796.7	755.1
Commercial and industrial	943.7	923.4
Total Customer Usage (GW-hrs)	1,740.4	1,678.5
For the three months ended March 31, 2024, the electric distribution systems' usage totaled 1,740.4 GW-hrs as compared to 1,678.5 GW-hrs for the same period in 2023, an increase of 61.9 GW-hrs or 3.7%. The increase in electricity consumption is primarily due to customer growth at the Empire Electric System (as defined herein).
Approximately 47% of the Regulated Services Group's electric distribution systems' revenues are not expected to be impacted by changes in customer usage, as they are subject to volumetric decoupling or represent fixed fee billings.

Natural Gas Distribution Systems	Three months ended March 31
	2024	2023
Average Active Natural Gas Customer Connections For The Period
Residential	324,500	323,600
Commercial and industrial	40,200	40,000
Total Average Active Natural Gas Customer Connections For The Period	364,700	363,600

Customer Usage (MMBTU)
Residential	10,274,000	10,031,000
Commercial and industrial	8,718,000	8,714,000
Total Customer Usage (MMBTU)	18,992,000	18,745,000
For the three months ended March 31, 2024, usage at the natural gas distribution systems totaled 18,992,000 MMBTU as compared to 18,745,000 MMBTU during the same period in 2023, an increase of 247,000 MMBTU, or 1.3%. The increase in customer usage was primarily due to colder weather at the Peach State Gas System.
Approximately 86% of the Regulated Services Group's gas distribution systems' revenues are not expected to be impacted by changes in customer usage, as they are subject to volumetric decoupling or represent fixed fee billings.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	17

Water and Wastewater Distribution Systems	Three months ended March 31
	2024	2023
Average Active Customer Connections For The Period
Wastewater customer connections	55,700	55,200
Water distribution customer connections	508,100	502,600
Total Average Active Customer Connections For The Period	563,800	557,800

Gallons Provided (millions of gallons)
Wastewater treated	898	795
Water provided	8,589	8,507
Total Gallons Provided (millions of gallons)	9,487	9,302
For the three months ended March 31, 2024, the water and wastewater distribution systems provided approximately 8,589 million gallons of water to customers and treated approximately 898 million gallons of wastewater. This is compared to 8,507 million gallons of water provided and 795 million gallons of wastewater treated during the same period in 2023, an increase in total gallons provided of 82 million or 1.0% and an increase in total gallons treated of 103 million or 13.0%. This increase in water provided is primarily from customer growth at the Litchfield Park Water System and higher precipitation in the first quarter of 2023 at the Park Water System. The increase in wastewater treated is primarily due to customer growth at the Litchfield Park Water System.
Approximately 50% of the Regulated Services Group's water and wastewater distribution systems' revenues are not expected to be impacted by changes in customer usage, as they are subject to volumetric decoupling or represent fixed fee billings.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis

2024 First Quarter Regulated Services Group Operating Results

	Three months ended
	March 31
(all dollar amounts in $ millions)	2024	2023
Revenue
Regulated electricity distribution	$305.9	$316.0
Less: Regulated electricity purchased	(97.9)	(125.6)
Net Utility Sales – electricity[1]	208.0	190.4
Regulated gas distribution	234.0	271.1
Less: Regulated gas purchased	(96.0)	(137.7)
Net Utility Sales – natural gas[1]	138.0	133.4
Regulated water reclamation and distribution	85.0	87.4
Less: Regulated water purchased	(3.9)	(3.8)
Net Utility Sales – water reclamation and distribution[1]	81.1	83.6
Other revenue[2]	11.7	13.6
Net Utility Sales[1,3]	438.8	421.0
Operating expenses	(207.5)	(196.9)
Income from long-term investments	7.9	10.3
HLBV[4]	17.8	11.3
Divisional Operating Profit[1,5]	$257.0	$245.7

1	See Caution Concerning Non-GAAP Measures.
2	See Note 18 in the unaudited interim condensed consolidated financial statements.
3
This table contains a reconciliation of Net Utility Sales to revenue. The relevant sections of the table are derived from and should be read in conjunction with the unaudited interim condensed consolidated statement of operations and Note 18 in the unaudited interim condensed consolidated financial statements, "Segmented Information". This supplementary disclosure is intended to more fully explain disclosures related to Net Utility Sales and provides additional information related to the operating performance of the Regulated Services Group. Investors are cautioned that Net Utility Sales should not be construed as an alternative to revenue.

4
HLBV income represents the value of net tax attributes monetized by the Regulated Services Group in the period at the Luning and Turquoise Solar Facilities and the Neosho Ridge, Kings Point and North Fork Ridge Wind Facilities.

5
This table contains a reconciliation of Divisional Operating Profit to revenue for the Regulated Services Group. The relevant sections of the table are derived from and should be read in conjunction with the unaudited interim condensed consolidated statement of operations and Note 18 in the unaudited interim condensed consolidated financial statements, "Segmented Information". This supplementary disclosure is intended to more fully explain disclosures related to Divisional Operating Profit and provides additional information related to the operating performance of the Regulated Services Group. Investors are cautioned that Divisional Operating Profit should not be construed as an alternative to revenue.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	19

2024 First Quarter Operating Results
For the three months ended March 31, 2024, the Regulated Services Group reported revenue of $624.8 million (i.e., $305.9 million of regulated electricity distribution, $234.0 million of regulated gas distribution and $85.0 million of regulated water reclamation and distribution) as compared to revenue of $674.5 million in the comparable period in the prior year (i.e., $316.0 million of regulated electricity distribution, $271.1 million of regulated gas distribution and $87.4 million of regulated water reclamation and distribution).
For the three months ended March 31, 2024, the Regulated Services Group reported a Divisional Operating Profit of $257.0 million as compared to $245.7 million for the comparable period in the prior year (see Caution Concerning Non-GAAP Measures).
Highlights of the changes are summarized in the following table:

(all dollar amounts in $ millions)	Three months ended March 31
Prior Period Divisional Operating Profit[1]	$245.7
Existing Facilities
Electricity: Increase is primarily due to higher HLBV income of approximately $6.4 million at the Empire Electric System (MO, KS, AR, OK) as a result of increased wind resources.	7.9
Natural Gas: Decrease is primarily due to higher operating expenses at the Peach State Gas System.	(1.7)
Water: Decrease is primarily due to higher recoverable operating expenses at the Park Water (CA) and Pine Bluff (AR) Water Systems.	(1.1)
Other: Decrease is primarily driven by lower interest income on regulatory asset accounts.	(3.0)
2.1
Rate Reviews
Electricity: Increase is primarily due to the implementation of new rates at the CalPeco (CA), Empire (OK) and Granite State (NH) Electric Systems.	8.9
Natural Gas: Increase is primarily due to the implementation of new rates at the EnergyNorth (NH) and St. Lawrence (NY) Gas Systems.	3.1
Water: Decrease is primarily due to one - time revenues in the first quarter of 2023 from a retroactive rate increase at the Park (CA) Water System, partially offset by the implementation of new rates at the Pine Bluff (AR) Water System.	(1.2)
10.8
Foreign Exchange	(1.6)
Current Period Divisional Operating Profit[1]	$257.0

1	See Caution Concerning Non-GAAP Measures.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	20

Regulatory Proceedings
The following table summarizes the major regulatory proceedings currently underway or completed or effective in 2024 within the Regulated Services Group.

Utility	Jurisdiction	Regulatory Proceeding Type	Rate Request (millions)	Current Status
Completed Rate Reviews
BELCO	Bermuda	General Rate Case ("GRC")	$34.8
On September 30, 2021, filed its revenue allowance application in which it requested a $34.8 million increase for 2022 and a $6.1 million increase for 2023. On March 18, 2022, the Regulatory Authority ("RA") approved an annual increase of $22.8 million, for a revenue allowance of $224.1 million for 2022 and $226.2 million for 2023. The RA authorized a 7.16% rate of return, comprised of a 62% equity and an 8.92% return on equity ("ROE"). In April 2022, BELCO filed an appeal in the Supreme Court of Bermuda challenging the decisions made by the RA through the recent Retail Tariff Review. On February 23, 2024, the Bermuda Supreme Court issued an order denying the BELCO appeal.

Empire Electric	Arkansas	GRC	$7.3
On February 14, 2023, filed an application seeking an increase in revenues of $7.3 million based on an ROE of 10.25% and an equity ratio of 56% to be phased in over three years. On December 7, 2023, the Arkansas Public Service Commission issued an order approving the settlement agreement authorizing a revenue increase of $5.3 million. New rates became effective January 1, 2024.

Pending Rate Reviews
Granite State Electric	New Hampshire	GRC	$15.5
On May 5, 2023, filed an application seeking a permanent increase in revenues of $15.5 million based on an ROE of 10.35% and an equity ratio of 55%. Temporary rates of $5.5 million were implemented on July 1, 2023. On December 13, 2023, the Department of Energy ("DOE") filed a motion seeking to dismiss the case. An evidentiary hearing was held on January 23, 2024. The case has been stayed by the New Hampshire Public Utilities Commission ("NHPUC") until May 15, 2024 so that it may contemplate the motion and the Company's third-party review of its financial information. On April 2, 2024 the NHPUC directed the Company to cooperate with the DOE and all other parties to develop a mutually-agreeable scope of work for the third-party report, to be filed with the NHPUC no later than April 15, 2024. Because there was not agreement on the scope of work, the Company filed the third-party report which concluded that the accounting information included in the rate filing provides a sufficient basis for determining the Company’s revenue requirement and that 2023 accounting data provides a sufficient basis for inclusion in the Company’s regulatory filings. On April 24, 2024, the Company filed an updated revenue requirement, seeking an increase in revenues of $14.7 million. On April 30, 2024, the NHPUC rejected the scope of the third-party report that was submitted, ordered an independent audit facilitated by the DOE with a procedural schedule for the next phase of the proceeding due no later than May 20, 2024, and deferred a ruling on the DOE motion to dismiss.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	21

Utility	Jurisdiction	Regulatory Proceeding Type	Rate Request (millions)	Current Status
New York Water	New York	GRC	$39.7	On May 4, 2023, filed an application seeking an increase in revenues of $39.7 million based on an ROE of 10% and an equity ratio of 50%.
EnergyNorth Gas	New Hampshire	GRC	$27.5
On July 27, 2023, filed an application seeking an increase in revenues of $27.5 million based on an ROE of 10.35% and an equity ratio of 55%. Temporary rates of $8.7 million were approved by the Commission on October 31, 2023. The temporary rate increase is retroactive to October 1, 2023. On February 5, 2024, the Company requested that the NHPUC stay the case until April 12, 2024 so that the Company can provide the Commission with a third-party review of the financial information upon which the revenue requirement is predicated. On February 16, 2024, the Department of Energy filed a motion seeking to dismiss the case. On March 14, 2024 the Commission issued an order staying the case until June 7, 2024, so that it may contemplate the motion and so that the Company can provide the NHPUC with a third-party review of the financial information within the rate application.

BELCO	Bermuda	GRC	$59.1	On October 17, 2023, filed its revenue allowance application in which it requested a $59.1 million increase for 2024 and 2025 based on a weighted average cost of capital of 10.13%.
Midstates Gas	Illinois	GRC	$5.3
On December 20, 2023, filed an application seeking an increase in revenues of $5.3 million based on an ROE of 10.80% and an equity ratio of 54%. On April 24, 2024, Staff of the Illinois Commerce Commission filed testimony recommending a $0.6 million rate decrease.

Rio Rico Water & Sewer, Bella Vista Water, Beardsley Water, Cordes Lakes Water	Arizona	GRC	$5.4	On December 28, 2023, filed an application seeking an increase in revenues of $5.4 million based on an ROE of 10.95% and an equity ratio of 54%.
Park Water	California	GRC	$9.3	On January 2, 2024, filed an application seeking an increase in revenues of $9.3 million based on an ROE of 9.35% and an equity ratio of 57%.
Apple Valley Water	California	GRC	$3.1	On January 2, 2024, filed an application seeking an increase in revenues of $3.1 million based on an ROE of 9.35% and an equity ratio of 57%.
Midstates Gas	Missouri	GRC	$13.2	On February 9, 2024, filed an application seeking an increase in revenues of $13.2 million based on an ROE of 10.80% and an equity ratio of 52.92%.
Missouri Water	Missouri	GRC	$8.1	On March 13, 2024, filed an application seeking an increase in revenues of $8.1 million based on an ROE of 10.62% and an equity ratio of 52.6%.
Arkansas Water	Arkansas	GRC	$2.3	On March 14, 2024, filed an application seeking an increase in revenues of $2.3 million based on an ROE of 10.62% and an equity ratio of 52.5%.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis

RENEWABLE ENERGY GROUP

2024 First Quarter Electricity Generation Performance
	Long-Term Average Resource[1]	Three months ended March 31
(Performance in GW-hrs sold)		2024	2023
Hydro Facilities:
Maritime Region	27.5	35.5	30.9
Quebec Region	56.0	70.1	63.6
Ontario Region	38.3	29.2	32.9
Western Region	9.6	8.0	8.0
	131.4	142.8	135.4
Canadian Wind Facilities:
St. Damase	20.9	19.9	16.6
St. Leon	121.4	101.4	109.4
Red Lily[2]	23.2	22.0	21.4
Morse	30.5	23.0	26.2
Amherst	65.3	59.0	60.3
Blue Hill[3]	188.2	95.1	152.2
EBR[4]	19.8	16.9	17.2
	469.3	337.3	403.3
U.S. Wind Facilities:
Sandy Ridge	47.1	39.5	36.2
Minonk	187.4	196.5	201.6
Senate	151.3	112.5	146.4
Shady Oaks	108.2	102.6	100.1
Odell[5]	230.5	212.8	224.9
Deerfield[5]	160.4	156.4	160.1
Sugar Creek[5]	202.6	202.7	203.2
Maverick Creek[6]	503.3	368.1	460.2
Deerfield II7	109.0	90.3	7.2
Sandy Ridge II9	82.0	71.7	—
Shady Oaks II10	111.0	97.9	—
	1,892.8	1,651.0	1,539.9
Solar Facilities:
Cornwall	2.6	2.7	2.0
Bakersfield	12.9	10.1	10.0
Great Bay	46.7	45.3	44.0
Altavista	36.8	36.3	34.1
Dimension	1.1	0.8	1.2
New Market Solar[11]	11.9	15.4	—
Hayhurst New Mexico[12]	12.4	12.6	—
	124.4	123.2	91.3
Renewable Energy Performance	2,617.9	2,254.3	2,169.9
Thermal Facilities:
Sanger	N/A8	0.5	9.4
		0.5	9.4
Total Performance[13]		2,254.8	2,179.3

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	23

1	Long-Term Average Resource ("LTAR") is based on weather resource studies done at the inception of each project.
2	AQN owns a 75% equity interest but accounts for the facility using the equity method. Figures show full energy produced by the facility.
3
AQN owns a 20% equity interest but accounts for the facility using the equity method. Figures show expected LTAR and full energy produced by the facility during the quarter. Actual production excludes 34.4 GW-hrs of generation that was compensated under equipment availability warranties.

4	AQN owns a 50% equity interest but accounts for the facility using the equity method. Figures show full energy produced by the facility during the quarter.

5	AQN owns a 51% equity interest in the Sugar Creek, Odell and Deerfield Wind Facilities but consolidates the facilities for accounting purposes. Figures show full energy produced by the facilities during the quarter.
6	Actual production excludes 41.9 GW-hrs of generation that was compensated under equipment availability warranties.
7
The Deerfield II Wind Facility achieved COD on March 23, 2023. Prior to June 15, 2023, AQN owned a 50% interest in the facility. On June 15, 2023, AQN acquired the remaining 50% interest that it did not previously own. Figures show full energy produced by the facility during the quarter.

8	Natural gas fired co-generation facility.
9	The Sandy Ridge II Wind Facility achieved COD on September 16, 2023. Prior to February 15, 2024 AQN owned a 50% interest in the facility, but accounts for the facility using the equity method. Figures show full energy produced by the facility during the quarter.
10	The Shady Oaks II Wind Facility achieved COD on October 10, 2023. AQN owns a 50% interest in the facility, but accounts for the facility using the equity method. Figures show full energy produced by the facility during the quarter.
11
The New Market Solar Facility achieved COD on March 1, 2024. AQN owns 50% equity interest but accounts for the facility using the equity method. Figures show expected LTAR and full energy produced by the facility during the quarter.

12	The Hayhurst New Mexico Solar Facility achieved COD on November 6, 2023. AQN owns 50% equity interest but accounts for the facility using the equity method. Figures show expected LTAR and full energy produced by the facility during the quarter.
13	Total Performance represents actual energy produced by each facility. Lower than expected turbine availability will contribute to generation shortfalls relative to LTAR in some instances. The Company recognizes availability revenue when such shortfalls are compensated for under various long term service and maintenance agreements. The compensated generation is not reflected in the actual energy produced by each facility.
2024 First Quarter Renewable Energy Group Performance
For the three months ended March 31, 2024, the Renewable Energy Group generated 2,254.8 GW-hrs of electricity as compared to 2,179.3 GW-hrs during the same period in 2023.
For the three months ended March 31, 2024, the hydro facilities generated 142.8 GW-hrs of electricity as compared to 135.4 GW-hrs produced in the same period in 2023, an increase of 5.5%. Electricity generated represented 108.7% of LTAR as compared to 103.0% during the same period in 2023.
For the three months ended March 31, 2024, the wind facilities produced 1,988.3 GW-hrs of electricity as compared to 1,943.2 GW-hrs produced in the same period in 2023, an increase of 2.3% which benefited from the Deerfield II Wind Facility, which achieved COD on March 23, 2023, the Sandy Ridge II Wind Facility, which achieved COD on September 16, 2023, and the Shady Oaks II Wind Facility, which achieved COD on October 10, 2023. These contributions more than offset decreased production of 10.7% at existing facilities compared to the same period last year. The wind facilities, including new facilities, generated electricity equal to 84.2% of LTAR as compared to 93.9% during the same period in 2023. Production for the three months ended excludes 83.5 GW-hrs of generation compensated under equipment availability warranties which represents 3.5% of LTAR.
For the three months ended March 31, 2024, the solar facilities generated 123.2 GW-hrs of electricity as compared to 91.3 GW-hrs of electricity in the same period in 2023, an increase of 34.9%. Excluding the Hayhurst New Mexico Solar Facility, which achieved COD on November 6, 2023, and the New Market Solar Facility, which achieved COD on March 1, 2024, production was 4.3% above the same period last year. The solar facilities, including new facilities, generated electricity equal to 99.0% of LTAR as compared to 91.2% in the same period in 2023.
For the three months ended March 31, 2024, the thermal facilities generated 0.5 GW-hrs of electricity as compared to 9.4 GW-hrs of electricity during the same period in 2023.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	24

2024 First Quarter Renewable Energy Group Operating Results
	Three months ended
	March 31
(all dollar amounts in $ millions)	2024	2023
Revenue[1]
Hydro	$9.3	$8.2
Wind	63.7	56.1
Solar	5.7	5.3
Thermal	5.9	9.1
Total Non-Regulated Energy Sales	$84.6	$78.7
Less:
Cost of Sales - Energy[2]	(0.7)	(1.1)
Cost of Sales - Thermal	(2.8)	(6.7)
Net Energy Sales [3,4]	$81.1	$70.9
Renewable Energy Credits[5]	14.1	9.9
Other Revenue	1.4	1.5
Total Net Revenue	$96.6	$82.3
Expenses & Other Income
Operating expenses	(39.0)	(32.7)
Development costs	(8.6)	(4.0)
Other operating costs (previously referred to as administrative expenses)	(6.0)	(3.7)
Dividend, interest, equity and other income[6]	20.5	29.7
HLBV income[7]	22.8	23.6
Divisional Operating Profit[3,8,9]	$86.3	$95.2

1
Many of the Renewable Energy Group's power purchase agreements ("PPAs") include annual rate increases. However, a change to the weighted average production levels resulting from higher average production from facilities that earn lower energy rates can result in a lower weighted average energy rate earned by the division as compared to the same period in the prior year.

2	Cost of Sales - Energy consists of energy purchases in the Maritime Region to manage the energy sales from the Tinker Hydro Facility which is sold to retail and industrial customers under multi-year contracts.
3	See Caution Concerning Non-GAAP Measures.
4
This table contains a reconciliation of Net Energy Sales to revenue. The relevant sections of the table are derived from and should be read in conjunction with the unaudited interim condensed consolidated statement of operations and Note 18 in the unaudited interim condensed consolidated financial statements, "Segmented information". This supplementary disclosure is intended to more fully explain disclosures related to Net Energy Sales and provides additional information related to the operating performance of AQN. Investors are cautioned that Net Energy Sales should not be construed as an alternative to revenue.

5	Qualifying renewable energy projects receive RECs for the generation and delivery of renewable energy to the power grid. The RECs represent proof that 1 MW-hr of electricity was generated from an eligible energy source.
6
Includes dividends received from Atlantica and related parties (see Notes 6 and 13 in the unaudited interim condensed consolidated financial statements) as well as the equity investment in the Stella, Cranell, East Raymond and West Raymond Wind Facilities (collectively, the "Texas Coastal Wind Facilities").

7
HLBV income represents the value of net tax attributes earned by the Renewable Energy Group in the period primarily from electricity generated by certain of its U.S. wind and U.S. solar generation facilities.
Production tax credits ("PTCs") are earned as wind energy is generated based on a dollar per kW-hr rate prescribed in applicable federal and state statutes. For the three months ended March 31, 2024, the Renewable Energy Group's eligible facilities generated 1,199.9 GW-hrs representing approximately $33.6 million in PTCs earned as compared to 1,055.6 GW-hrs representing $29.6 million in PTCs earned during the same period in 2023. The majority of the PTCs have been allocated to tax equity investors to monetize the value to AQN of the PTCs and other tax attributes which are the primary drivers of HLBV income offset by the return earned by the investor. Some PTCs have been utilized directly by the Company which has lowered its overall effective tax rate.

8	Certain prior year items have been reclassified to conform to current year presentation.
9
This table contains a reconciliation of Divisional Operating Profit to revenue for the Renewable Energy Group. The relevant sections of the table are derived from and should be read in conjunction with the unaudited interim condensed consolidated statement of operations and Note 18 in the unaudited interim condensed consolidated financial statements, "Segmented Information". This supplementary disclosure is intended to more fully explain disclosures related to Divisional Operating Profit and provides additional information related to the operating performance of the Renewable Energy Group. Investors are cautioned that Divisional Operating Profit should not be construed as an alternative to revenue.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	25

2024 First Quarter Operating Results
For the three months ended March 31, 2024, the Renewable Energy Group's facilities generated operating revenue of $84.6 million (i.e., non-regulated energy sales) as compared to $78.7 million in the comparable period in the prior year.
For the three months ended March 31, 2024, the Renewable Energy Group's facilities generated $86.3 million of Divisional Operating Profit as compared to $95.2 million during the same period in 2023, which represents a decrease of $8.9 million or 9.3% (see Caution Concerning Non-GAAP Measures).
Highlights of the changes are summarized in the following table:

(all dollar amounts in $ millions)	Three months ended March 31
Prior Period Divisional Operating Profit[1]	$95.2
Existing Facilities and Investments
Hydro	(0.3)
Wind CA	(0.3)
Wind U.S.	0.3
Solar: Increase is primarily driven by favourable REC revenue for the Great Bay Solar Facilities.	1.0
Thermal & Renewable Natural Gas: Increase is primarily driven by favourable net fuel costs for the Sanger Thermal Facility.	1.8
Investments and Other: Decrease is primarily due to lower equity income from the Texas Coastal Wind Facilities as a result of lower wind production and unfavorable pricing.	(10.9)
Development costs: Increase is due to the consolidation of development activities as part of the Company's business simplification initiative.	(4.6)
Other operating costs: Increase is due to higher administrative costs and inflation.	(2.3)
(15.3)
New Facilities and Investments
Wind U.S: Increase is primarily driven by the Deerfield II Wind Facility and Sandy Ridge II Wind Facility.	5.7
5.7
Foreign Exchange	0.7
Current Period Divisional Operating Profit[1]	$86.3

1	See Caution Concerning Non-GAAP Measures.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	26

AQN: CORPORATE AND OTHER EXPENSES

	Three months ended
	March 31
(all dollar amounts in $ millions)	2024	2023
Corporate and other expenses:
Loss on foreign exchange	11.9	1.4
Interest expense	102.5	81.9
Depreciation and amortization	129.5	121.6
Change in value of investments carried at fair value	158.3	(179.4)
Interest, dividend, equity, and other income[1]	(0.6)	(0.6)
Pension and other post-employment non-service costs	3.4	5.0
Other net losses	10.6	3.5
Gain on derivative financial instruments	(0.1)	(2.2)
Income tax expense (recovery)	(11.3)	24.7

1	Excludes income directly pertaining to the Regulated Services and Renewable Energy Groups (disclosed in the relevant sections).
2024 First Quarter Corporate and Other Expenses
For the three months ended March 31, 2024, interest expense totaled $102.5 million as compared to $81.9 million in the same period in 2023. The increase was primarily driven by increased borrowings to support growth initiatives, as well as reclassification of the Margin Loan as debt.
For the three months ended March 31, 2024, depreciation expense totaled $129.5 million as compared to $121.6 million in the same period in 2023.
For the three months ended March 31, 2024, change in investments carried at fair value totaled a loss of $158.3 million as compared to a gain of $179.4 million in the same period in 2023. The Company records certain of its investments, including Atlantica, using the fair value method and accordingly any change in the fair value of the investment is recorded in the consolidated statement of operations (see Note 6 in the unaudited interim condensed consolidated financial statements).
For the three months ended March 31, 2024, pension and post-employment non-service costs totaled $3.4 million as compared to $5.0 million in the same period in 2023. The decrease was primarily due to a one-time adjustment of $0.7 million of actuarial gains.
For the three months ended March 31, 2024, other net losses were $10.6 million as compared to $3.5 million in the same period in 2023. The increase was primarily due to costs associated with the pursuit of a sale of the Company's renewable energy business of $5.9 million. See Note 16 in the unaudited interim condensed consolidated financial statements.
For the three months ended March 31, 2024, the gain on derivative financial instruments totaled $0.1 million as compared to a gain of $2.2 million in the same period in 2023. AQN uses derivative instruments to manage exposure to changes in commodity prices, foreign exchange rates, and interest rates. The gains in the first quarter of both 2024 and 2023 were primarily related to mark-to-markets on interest rate derivatives.
For the three months ended March 31, 2024, an income tax recovery of $11.3 million was recorded as compared to an income tax expense of $24.7 million during the same period in 2023. The decrease in income tax expense was primarily due to the tax impact associated with the change in fair value of the investment in Atlantica and lower earnings, partially offset by higher tax expense associated with restructuring certain intercompany financing arrangements due to pending implementation of global minimum tax rules in the various jurisdictions in which the Company operates and lower tax credits accrued. For the three months ended March 31, 2024, the Company accrued $3.3 million of investment tax credits ("ITCs") and PTCs primarily associated with renewable energy projects that had been placed in service or are expected to be placed in service by the end of 2024 as compared to $12.4 million recorded in the same period in 2023. Primarily as a result of the declining share price of Atlantica, management evaluated whether a charge should be made against its Canadian net deferred tax assets and concluded that it was not necessary at this time. See Note 15 in the unaudited interim condensed consolidated financial statements for further discussion.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	27

NON-GAAP FINANCIAL MEASURES
Reconciliation of Adjusted EBITDA to Net Earnings
The following table is derived from and should be read in conjunction with the consolidated statement of operations. This supplementary disclosure is intended to more fully explain disclosures related to Adjusted EBITDA and provides additional information related to the operating performance of AQN. Investors are cautioned that this measure should not be construed as an alternative to U.S. GAAP consolidated net earnings.

	Three months ended
	March 31
(all dollar amounts in $ millions)	2024	2023
Net earnings (loss) attributable to shareholders	$(89.1)	$270.1
Add (deduct):
Net earnings attributable to the non-controlling interest, exclusive of HLBV	9.4	14.4
Income tax expense (recovery)	(11.3)	24.7
Interest expense	102.5	81.9
Other net losses[1]	10.6	3.5
Unrealized loss on energy derivatives included in revenue	10.7	—
HLBV prior period adjustment within equity income	8.5	—
Pension and post-employment non-service costs	3.4	5.0
Change in value of investments carried at fair value[2]	158.3	(179.4)
Gain on derivative financial instruments	(0.1)	(2.2)
Loss on foreign exchange	11.9	1.4
Depreciation and amortization	129.5	121.6
Adjusted EBITDA	$344.3	$341.0

1	See Note 16 in the unaudited interim condensed consolidated financial statements.
2	See Note 6 in the unaudited interim condensed consolidated financial statements.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	28

Reconciliation of Adjusted Net Earnings to Net Earnings
The following table is derived from and should be read in conjunction with the consolidated statement of operations. This supplementary disclosure is intended to more fully explain disclosures related to Adjusted Net Earnings and provides additional information related to the operating performance of AQN. Investors are cautioned that this measure should not be construed as an alternative to consolidated net earnings in accordance with U.S. GAAP.
The following table shows the reconciliation of net earnings to Adjusted Net Earnings exclusive of these items:

	Three months ended
	March 31
(all dollar amounts in $ millions except per share information)	2024	2023
Net earnings (loss) attributable to shareholders	$(89.1)	$270.1
Add (deduct):
Gain on derivative financial instruments	(0.1)	(2.2)
Other net losses[1]	10.6	3.5
Loss on foreign exchange	11.9	1.4
Unrealized loss on energy derivatives included in revenue	10.7	—
HLBV prior period adjustment within equity income	8.5	—
Change in value of investments carried at fair value[2]	158.3	(179.4)
Adjustment for taxes related to above	(15.2)	26.5
Adjusted Net Earnings	$95.6	$119.9
Adjusted Net Earnings per common share	$0.14	$0.17

1	See Note 16 in the unaudited interim condensed consolidated financial statements.
2	See Note 6 in the unaudited interim condensed consolidated financial statements.

For the three months ended March 31, 2024, Adjusted Net Earnings totaled $95.6 million as compared to Adjusted Net Earnings of $119.9 million for the same period in 2023, a decrease of $24.3 million.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	29

Reconciliation of Adjusted Funds from Operations to Cash Provided by Operating Activities
The following table is derived from and should be read in conjunction with the consolidated statement of operations and consolidated statement of cash flows. This supplementary disclosure is intended to more fully explain disclosures related to Adjusted Funds from Operations and provides additional information related to the operating performance of AQN. Investors are cautioned that this measure should not be construed as an alternative to cash provided by operating activities in accordance with U.S GAAP.
The following table shows the reconciliation of cash provided by operating activities to Adjusted Funds from Operations exclusive of these items:

	Three months ended
	March 31
(all dollar amounts in $ millions)	2024	2023
Cash provided by operating activities	$130.7	$34.2
Add (deduct):
Changes in non-cash operating items	54.5	164.8
Production based cash contributions from non-controlling interests	4.0	9.1
Adjusted Funds from Operations	$189.2	$208.1
For the three months ended March 31, 2024, Adjusted Funds from Operations totaled $189.2 million as compared to Adjusted Funds from Operations of $208.1 million for the same period in 2023, a decrease of $18.9 million.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	30

SUMMARY OF PROPERTY, PLANT AND EQUIPMENT EXPENDITURES

	Three months ended
	March 31
(all dollar amounts in $ millions)	2024	2023
Regulated Services Group
Rate Base Maintenance[1]	92.3	$85.7
Rate Base Growth	77.5	91.7
	$169.8	$177.4

Renewable Energy Group	$214.3	$35.4
Total Capital Expenditures	$384.1	$212.8

1	Maintenance expenditures are calculated based on the depreciation expense for the period.
2024 First Quarter Property, Plant and Equipment Expenditures
During the three months ended March 31, 2024, the Regulated Services Group made capital expenditures of $169.8 million as compared to $177.4 million during the same period in 2023. The Regulated Services Group's investments during the first quarter of 2024 were primarily related to the construction of transmission and distribution main replacements, work on new and existing substation assets, and initiatives relating to the safety and reliability of water, electric and natural gas systems.
During the three months ended March 31, 2024, the Renewable Energy Group made capital expenditures of $214.3 million as compared to $35.4 million during the same period in 2023. The Renewable Energy Group's investments during the first quarter of 2024 were primarily related to the acquisition of the previously unowned portion of the Sandy Ridge II Wind Facility and the development and/or construction of various projects and ongoing maintenance capital at existing operating sites.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	31

LIQUIDITY AND CAPITAL RESERVES
AQN has revolving credit and letter of credit facilities as well as separate credit facilities for the Regulated Services Group and the Renewable Energy Group to manage the liquidity and working capital requirements of each division (collectively the "Bank Credit Facilities").
Bank Credit Facilities
The following table sets out the Bank Credit Facilities available to AQN and its operating groups as at March 31, 2024:

	As at March 31, 2024							As at December 31, 2023
(all dollar amounts in $ millions)	Corporate		Regulated Services Group		Renewable Energy Group		Total	Total
Revolving and term credit facilities	$1,381.5	[1]	$2,401.4	[2]	$1,100.0	[3]	$4,882.9	$4,562.0
Funds drawn on facilities / commercial paper issued	(948.3)		(1,091.5)		(318.3)		(2,358.1)	(2,892.9)
Letters of credit issued	(37.0)		(39.2)		(385.2)		(461.4)	(469.1)
Liquidity available under the facilities	396.2		1,270.7		396.5		2,063.4	1,200.0
Undrawn portion of uncommitted letter of credit facilities	(39.5)		—		(215.4)		(254.9)	(254.1)
Cash on hand							86.3	56.1
Total Liquidity and Capital Reserves	$356.7		$1,270.7		$181.1		$1,894.8	$1,002.0

[1] Includes a $75 million uncommitted standalone letter of credit facility and the $306.5 million fully drawn Margin Loan.
[2] Includes $166.0 million fully drawn term facilities of Suralis and BELCO as at March 31, 2024 ($176.5 million as at December 31, 2023).
[3] Includes $600 million of uncommitted standalone letter of credit facilities.

Corporate
As at March 31, 2024, the $1.0 billion senior unsecured revolving credit facility (the "Corporate Credit Facility") had $641.8 million drawn and had $1.5 million of outstanding letters of credit. The Corporate Credit Facility matures on March 31, 2028.
On January 8, 2024, the maturity date of the fully drawn $306.5 million Margin Loan was extended to September 30, 2024. The Company has reclassified the Margin Loan from redeemable non-controlling interest held by related party to long-term debt as at January 4, 2024.
As at March 31, 2024, the Company had issued $35.5 million of letters of credit from its $75.0 million uncommitted letter of credit facility.
Regulated Services Group
As at March 31, 2024, the Regulated Services Group's $1.0 billion senior unsecured revolving credit facility (the "Long-Term Regulated Services Credit Facility") had $8.0 million drawn and had $39.2 million of outstanding letters of credit. The Long-Term Regulated Services Credit Facility matures on April 29, 2027. As at March 31, 2024, the Regulated Services Group had $225.7 million of commercial paper issued and outstanding. As at March 31, 2024, the Regulated Services Group's $500.0 million senior unsecured revolving credit facility (the "Short Term Regulated Services Credit Facility") had no amounts drawn and no outstanding letters of credit. The Short Term Regulated Services Credit Facility matures on October 25, 2024.
As at March 31, 2024, the Regulated Services Group's $100.0 million senior unsecured revolving credit facility (the "Bermuda Credit Facility") had $73.4 million drawn. On January 29, 2024, the Company amended the Bermuda Credit Facility, increasing the limit by $25 million to $100 million.
As at March 31, 2024, the Regulated Services Group's $25.0 million senior unsecured bilateral revolving credit facility (the "Bermuda Working Capital Facility") had $8.0 million drawn.
As at March 31, 2024, the Regulated Services Group's senior unsecured syndicated delayed draw term facility (the "Regulated Services Delayed Draw Term Facility") had $610.4 million drawn in connection with the acquisition of Liberty Utilities (New York Water) Corp. The Regulated Services Delayed Draw Term Facility matures on October 25, 2024.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	32

Renewable Energy Group
As at March 31, 2024, the Renewable Energy Group's $500.0 million senior unsecured syndicated revolving credit facility (the "Renewable Energy Credit Facility") had $318.3 million drawn and had $0.6 million in outstanding letters of credit. The Renewable Energy Credit Facility matures on July 22, 2027.
As at March 31, 2024, the Renewable Energy Group's bank lines consisted of $600.0 million letter of credit facilities (the "Renewable Energy LC Facilities"), including a $250.0 million uncommitted bilateral letter of credit facility and a $350.0 million uncommitted letter of credit facility. As at March 31, 2024, the Renewable Energy LC Facilities had $384.6 million in outstanding letters of credit.
Long-Term Debt
Issuance of $850 Million of Senior Unsecured Notes
On January 12, 2024, Liberty Utilities completed the Senior Note Offering of $500 million aggregate principal amount of 5.577% senior notes due January 31, 2029; (the "2029 Notes") and $350 million aggregate principal amount of 5.869% senior notes due January 31, 2034 (the "2034 Notes" and, together with the 2029 Notes, the "Senior Notes"). The Senior Notes are unsecured and unsubordinated obligations of Liberty Utilities and rank equally with all of Liberty Utilities' existing and future unsecured and unsubordinated indebtedness and senior in right of payment to any existing and future Liberty Utilities subordinated indebtedness. The 2029 Notes were priced at an issue price of 99.996% of their face value and the 2034 Notes were priced at an issue price of 99.995% of their face value. Liberty Utilities used the net proceeds from the sale of the Senior Notes to repay indebtedness.
Issuance of $305.5 Million of Securitized Utility Tariff Bonds
On January 30, 2024, Empire District Bondco, LLC, a wholly owned subsidiary of The Empire District Electric Company, completed an offering of Securitization Bonds comprised of approximately $180.5 million of aggregate principal amount of 4.943% Securitized Utility Tariff Bonds with a maturity date of January 1, 2035 and $125.0 million aggregate principal amount of 5.091% Securitized Utility Tariff Bonds with a maturity date of January 1, 2039, to recover previously incurred qualified extraordinary costs associated with the Midwest Extreme Weather Event and energy transition costs related to the retirement of the Asbury generating plant. The principal asset securing the Securitization Bonds is the securitized utility tariff property.
Remarketing of 1.18% Senior Notes
On March 28, 2024, the Company successfully remarketed its $1,150 million aggregate principal amount of Notes. The Notes were originally issued in June 2021, together with the related Purchase Contracts, as a component of the Green Equity Units. In connection with the remarketing, the interest rate on the Notes was reset to 5.365%, with the maturity date remaining June 15, 2026. The proceeds from the remarketing of the Notes were used, as an interim step prior to settlement of the Purchase Contracts, to purchase a portfolio of treasury securities maturing on June 13, 2024. The holders of Green Equity Units hold beneficial ownership to the treasury portfolio, however, the treasury portfolio is pledged to The Bank of New York Mellon Trust Company, N.A., as collateral agent, for the Company’s benefit to secure the obligation of holders of Green Equity Units to purchase common shares of the Company under the Purchase Contracts. The funds generated upon maturity of the treasury portfolio are expected to be used on June 17, 2024 to settle the Purchase Contracts. The Company intends to use the proceeds from the settlement of the Purchase Contracts to reduce existing indebtedness of the Company and its subsidiaries and for general corporate purposes.
Repayment of $70.0 million Senior Note.
Subsequent to quarter-end on April 30, 2024, the Company repaid a $70.0 million senior unsecured note on its maturity.
Credit Ratings
AQN has a long-term consolidated corporate credit rating of BBB from Standard & Poor's Financial Services LLC, ("S&P"), a BBB rating from DBRS Limited ("DBRS") and a BBB issuer rating from Fitch Ratings Inc. ("Fitch").
Liberty Utilities has a corporate credit rating of BBB from S&P, a BBB issuer rating from Fitch and a Baa2 issuer rating from Moody's Investor Service, Inc. ("Moody's"). Debt issued by Liberty Utilities has a rating of BBB from S&P, BBB+ from Fitch and Baa2 from Moody's. Debt issued by Liberty Utilities Finance GP1 ("Liberty GP") has a rating of BBB (high) from DBRS, BBB+ from Fitch, BBB from S&P and Baa2 from Moody's. Empire has an issuer rating of BBB from S&P and a Baa1 rating from Moody's. Liberty Utilities (Canada) LP, the parent company for the Canadian regulated utilities under the Regulated Services Group, has an issuer rating of BBB from DBRS. The fixed-rate securitized utility tariff bonds (series 2024-A) issued by Empire District Bondco, LLC have a rating of AAA (sf) from S&P and Moody's.
Algonquin Power Co. ("APCo") has a BBB issuer rating from S&P and a BBB issuer rating from DBRS. In March 2024, Fitch removed APCo from Rating Watch Evolving and downgraded APCo's issuer rating from BBB to BBB- with a stable outlook.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	33

Contractual Obligations
Information concerning contractual obligations as of March 31, 2024 is shown below:

(all dollar amounts in $ millions)	Total	Due in less than 1 year	Due in 1 to 3 years	Due in 4 to 5 years	Due after 5 years
Principal repayments on debt obligations[1,2]	$9,122.5	$1,308.7	$1,366.0	$1,688.7	$4,759.1
Advances in aid of construction	85.0	1.7	—	—	83.3
Interest on long-term debt obligations[2]	5,230.6	421.1	721.3	495.4	3,592.8
Purchase obligations	698.8	698.8	—	—	—
Environmental obligations	45.7	3.5	21.9	1.7	18.6
Derivative financial instruments:
Cross currency interest rate swaps	35.2	3.1	8.3	1.4	22.4
Interest rate swaps	12.0	12.0	—	—	—
Energy derivative and commodity contracts	82.4	11.9	37.6	21.4	11.5
Purchased power	227.3	39.1	36.2	25.4	126.6
Gas delivery, service and supply agreements	417.9	100.6	108.9	60.3	148.1
Service agreements	553.7	74.5	119.0	107.5	252.7
Capital projects	4.9	4.9	—	—	—
Land easements	619.1	16.2	31.1	31.9	539.9
Contract adjustment payments on equity units	19.3	19.3	—	—	—
Other obligations	346.4	25.3	3.1	2.5	315.5
Total Obligations[3]	$17,500.8	$2,740.7	$2,453.4	$2,436.2	$9,870.5

1	Exclusive of deferred financing costs, bond premium/discount, and fair value adjustments at the time of issuance or acquisition.
2	The Company's subordinated unsecured notes have a maturity in 2079 and 2082, respectively. However, the Company currently anticipates repaying such notes in advance of maturity upon exercise of the Company's redemption rights in accordance with the terms of the applicable indenture.
3	Excludes performance guarantees and other commitments on behalf of variable interest entities. See Note 6 in the unaudited interim condensed consolidated financial statements.
Equity
The common shares of AQN are publicly traded on the Toronto Stock Exchange ("TSX") and the New York Stock Exchange ("NYSE") under the trading symbol "AQN". As at May 8, 2024, AQN had 689,726,691 issued and outstanding common shares.
AQN may issue an unlimited number of common shares. The holders of common shares are entitled to dividends, if and when declared; to one vote for each share at meetings of the holders of common shares; and to receive a pro rata share of any remaining property and assets of AQN upon liquidation, dissolution or winding up of AQN. All common shares are of the same class and with equal rights and privileges and are not subject to future calls or assessments.
AQN is also authorized to issue an unlimited number of preferred shares, issuable in one or more series, containing terms and conditions as approved by the Board. As at May 9, 2024, AQN had outstanding:
•4,800,000 Cumulative Rate Reset Preferred Shares, Series A, yielding 6.576% annually for the five-year period ending on December 31, 2028: and
•4,000,000 Cumulative Rate Reset Preferred Shares, Series D, yielding 6.853% annually for the five year period ending on March 31, 2029.
In addition, AQN's outstanding Green Equity Units are listed on the NYSE under the ticker symbol "AQNU". As at May 9, 2024, there were 23,000,000 Green Equity Units outstanding. Pursuant to the Purchase Contract forming part of each outstanding Green Equity Unit, holders are required to purchase AQN common shares by no later than June 17, 2024. The minimum settlement rate under each purchase contract is 2.7778 common shares and the maximum settlement rate is 3.3333 common shares, resulting in a minimum of 63,889,400 common shares and a maximum of 76,665,900 common shares issuable on settlement of the Purchase Contracts.

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Declaration of 2024 Second Quarter Dividend of $0.1085 (C$0.1490) per Common Share
AQN currently targets annual growth in dividends payable to shareholders underpinned by increases in earnings and cash flow.
The Board has declared a second quarter 2024 dividend of $0.1085 per common share payable on July 15, 2024 to shareholders of record on June 28, 2024.
The Canadian dollar equivalent for the second quarter 2024 dividend is C$0.1490 per common share.
The previous four quarter U.S. and Canadian dollar equivalent dividends per common share have been as follows:

	Q3 2023	Q4 2023	Q1 2024	Q2 2024	Total
U.S. dollar dividend	$0.1085	$0.1085	$0.1085	$0.1085	$0.4340
Canadian dollar equivalent	$0.1460	$0.1497	$0.1468	$0.1490	$0.5915
Dividend Reinvestment Plan
Effective March 16, 2023, AQN suspended its shareholder dividend reinvestment plan (the "Reinvestment Plan") for registered holders of common shares of AQN. Effective for the first quarter 2023 dividend (paid on April 14, 2023 to shareholders of record on March 31, 2023), shareholders participating in the Reinvestment Plan began receiving cash dividends. If the Company elects to reinstate the Reinvestment Plan in the future, shareholders who were enrolled in the Reinvestment Plan at its suspension and remain enrolled at reinstatement will automatically resume participation in the Reinvestment Plan.
As at March 31, 2024, 168,595,010 common shares representing approximately 24% of total common shares outstanding had been registered with the Reinvestment Plan.
SHARE-BASED COMPENSATION PLANS
For the three months ended March 31, 2024, AQN recorded $5.1 million in total share-based compensation expense, respectively, as compared to $0.7 million for the same period in 2023. The compensation expense is recorded as part of operating expenses in the unaudited interim condensed consolidated statement of operations. The portion of share-based compensation costs capitalized as cost of construction is insignificant.
As at March 31, 2024, total unrecognized compensation costs related to non-vested share-based awards was $30.9 million and is expected to be recognized over a period of 1.2 years.
Stock Option Plan
AQN has a stock option plan that permits the grant of share options to officers, directors, employees and selected service providers. Except in certain circumstances, the term of an option shall not exceed ten (10) years from the date of the grant of the option.
AQN determines the fair value of options granted using the Black-Scholes option-pricing model. The estimated fair value of options, including the effect of estimated forfeitures, is recognized as an expense on a straight-line basis over the options' vesting periods while ensuring that the cumulative amount of compensation cost recognized at least equals the value of the vested portion of the award at that date. During the three months ended March 31, 2024, there were no stock options granted to the executives of the Company. No stock options were exercised during the three months ended March 31, 2024.
As at March 31, 2024, a total of 2,667,725 options were issued and outstanding under the stock option plan.
Performance and Restricted Share Units
AQN issues performance share units ("PSUs") and restricted share units ("RSUs") to certain employees as part of AQN's long-term incentive program. During the three months ended March 31, 2024, the Company granted (including dividends) a combined total of 737,235 PSUs and RSUs to employees of the Company. The awards vest based on the terms of each agreement ranging from January 2024 to January 2027. During the three months ended March 31, 2024, the Company settled 261,955 PSUs, of which 153,611 PSUs were exchanged for common shares issued from treasury and 108,344 PSUs and RSUs were settled at their cash value as payment for tax withholding related to the settlement of the awards.
As at March 31, 2024, a combined total of 3,549,558 PSUs and RSUs were granted and outstanding under the performance and restricted share unit plan.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	35

Directors' Deferred Share Units
AQN has a Directors' Deferred Share Unit Plan. Under the plan, non-employee directors of AQN receive all or any portion of their annual compensation in deferred share units ("DSUs") and may elect to receive any portion of their remaining compensation in DSUs. During the three months ended March 31, 2024, the Company issued 53,002 DSUs (including DSUs in lieu of dividends) to the non-employee directors of the Company. The Company did not have any DSU settlements during the three months ended March 31, 2024. As at March 31, 2024, a total of 777,584 DSUs were outstanding under the Directors' Deferred Share Unit Plan.
Bonus Deferral Restricted Share Units
The Company has a bonus deferral RSU program that is available to certain employees. The eligible employees have the option to receive a portion or all of their annual bonus payment in RSUs in lieu of cash. The RSUs provide for settlement in common shares, and therefore these RSUs are accounted for as equity awards. The Company did not settle any bonus RSUs during the three months ended March 31, 2024. In addition, during the three months ended March 31, 2024, 2,876 bonus deferral RSUs were granted (including RSUs in lieu of dividends) to employees of the Company pursuant to the bonus deferral RSU program. Such RSUs are 100% vested.
Employee Share Purchase Plan
AQN has an Employee Share Purchase Plan (the "ESPP") which allows eligible employees to use a portion of their earnings to purchase common shares of AQN. The aggregate number of common shares reserved for issuance from treasury by AQN under this plan shall not exceed 4,000,000 shares. During the three months ended March 31, 2024, the Company issued 212,221 common shares to employees under the ESPP.
As at March 31, 2024, a total of 3,322,753 common shares had been issued under the ESPP.
RELATED PARTY TRANSACTIONS
Equity-method investments
The Company entered into a number of transactions with equity-method investees in 2024 and 2023 (see Note 13 in the unaudited interim condensed consolidated financial statements).
The Company provides administrative and development services to its equity-method investees and is reimbursed for incurred costs. To that effect, the Company charged its equity-method investees1 $12.6 million during the three months ended March 31, 2024, as compared to $29.3 million during the same period in 2023. Additionally, up to January 4, 2024, Liberty Development JV Inc., which was an equity-investee of the Company that was the Company's former joint venture with funds managed by the Infrastructure and Power strategy of Ares Management, LLC ("Ares") for its non-regulated development platform, provided development services to the Company on specified projects, for which it earned a development fee that was capitalized by the Company, upon reaching certain milestones. During the three months ended March 31, 2024 and the three months ended March 31, 2023, no such development fees were charged to the Company. See Note 13 in the unaudited interim condensed consolidated financial statements.
On January 4, 2024, the Company purchased the remaining 50% of the equity of Liberty Development JV Inc. See Note 3 in the unaudited interim condensed consolidated financial statements for further details.
Redeemable non-controlling interest held by related party
Redeemable non-controlling interest held by related party represents a preference share in a consolidated subsidiary of the Company that was acquired by Liberty Development Energy Solutions B.V. Prior to the Company’s purchase of the remaining 50% of the equity of Liberty Development Energy Solutions B.V. on January 4, 2024, Liberty Development Energy Solutions B.V. was an equity-method investee of the Company (a joint venture between the Company and Ares). See Note 13 in the unaudited interim condensed consolidated financial statements. The preference share was used to finance a portion of the Company's investment in Atlantica. During the three months ended March 31, 2024, the Company did not incur any non-controlling interest attributable to Liberty Development Energy Solutions B.V., as compared to $6.1 million during the same period in 2023, and recorded no distributions for the three months ended March 31, 2024 as compared to $6.0 million during the same period in 2023 (see Note 13 in the unaudited interim condensed consolidated financial statements).
Liberty Development Energy Solutions B.V. has a secured credit facility in the amount of $306.5 million maturing on September 30, 2024 (the "Margin Loan"). It is collateralized through a pledge of Atlantica ordinary shares. A collateral shortfall would occur if the net obligation, as defined in the credit agreement, would equal or exceed 50% of the market
1 Primarily Liberty Development JV Inc. and its subsidiaries, Blue Hill Wind Energy Project Partnership and Red Lily Wind Energy Partnership.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	36

value of such Atlantica shares, in which case the lenders would have the right to sell Atlantica shares to eliminate the collateral shortfall. The Liberty Development Energy Solutions B.V. secured credit facility is repayable on demand if Atlantica ceases to be a public company or if certain other events are announced or completed that could restrict AY Holdings' ability to sell or transfer its Atlantica ordinary shares. The Company recorded no distributions to Liberty Development Energy Solutions B.V. during the three months ended March 31, 2024, as compared to $6.1 million during the same period in 2023.
On January 4, 2024, the Company purchased the remaining 50% of the equity of Liberty Development Energy Solutions B.V.. As a result, the redeemable non-controlling interest held by related party were reclassified to long-term debt in 2024. See Note 3 in the unaudited interim condensed consolidated financial statements for details.
Non-controlling interest held by related party
Non-controlling interest held by related party represents interest in a consolidated subsidiary of the Company acquired by a subsidiary of Atlantica in May 2019 for $96.8 million and an interest in Algonquin (AY Holdco) B.V., a consolidated subsidiary of the Company, acquired by Liberty Development JV Inc. in November 2021 for $39.4 million. The interest was used to finance a portion of the Company's investment in the Amherst Island Wind Facility. On January 4, 2024, the Company acquired the remaining 50% ownership in Liberty Development JV, Inc. See Note 3 in the unaudited interim condensed consolidated financial statements for further details.
Transactions with Atlantica
On December 28, 2023, Liberty Development Spain, S.A., a wholly owned subsidiary of the Company, entered into an agreement to sell its 100% equity interests in Liberty Jimena, S.L. and Liberty Caparacena, S.L., and its 80% equity interest in Liberty Infrastructuras, S.L. to Atlantica for a nominal amount. As a result, the Company recorded an impairment loss of $1.5 million in 2023. The transaction closed on January 23, 2024.
Subsequent to the quarter-end, on April 9, 2024, Algonquin Power Fund (America), LLC, a wholly owned subsidiary of the Company, sold its 100% equity interest in the Cedar 1 Solar Project to Ashusa Inc. a subsidiary of Atlantica, for a consideration of $2 million and reimbursement of costs incurred.
The above related party transactions have been recorded at the exchange amounts agreed to by the parties to the transactions.
ENTERPRISE RISK MANAGEMENT
The Corporation is subject to a number of risks and uncertainties, certain of which are described below. The risks discussed below are not intended to be a complete list of all risks that AQN, its subsidiaries and affiliates are encountering or may encounter. Please see the Company's most recent AIF available on SEDAR+ and EDGAR for a further discussion of risk factors to which the Company is subject. To the extent of any inconsistency, the risks discussed below are intended to provide an update on those that were previously disclosed.
Treasury Risk Management
Capital Markets and Liquidity Risk
As at March 31, 2024, the Company had approximately $9,089.9 million of long-term consolidated indebtedness. Management of the Company believes, based on its current expectations as to the Company's future performance, that the cash flow from operations, the funds available under its credit facilities, the proceeds of the proposed sale of the renewable energy business or from other potential future dispositions, and its ability to access capital markets will be adequate to enable the Company to finance its operations, execute its business strategy and maintain an adequate level of liquidity. However, the Company's expected revenue and capital expenditures are only estimates. Moreover, actual cash flows from operations will depend on regulatory, market and other conditions that are beyond the Company's control and which may be impacted by the risk factors herein. As a result, there can be no assurance that management's expectations as to future performance will be realized.
The Company's ability to obtain additional debt or equity or issue other securities, on favourable terms or at all, may be adversely affected by negative perceptions of the Company, any adverse financial or operational performance, financial market disruptions, the failure or collapse of any financial institution, prevailing market views or perceptions, or other factors outside the Company's control. In addition, the Company may at times incur indebtedness in excess of its long-term leverage targets, in advance of raising the additional equity or similar securities or executing on asset recycling strategies necessary to repay such indebtedness and maintain its long-term leverage target. Any increase in the Company's leverage or degradation of key credit metrics below threshold levels could, among other things: limit the Company's ability to obtain additional financing for working capital, investment in subsidiaries, capital expenditures, debt service requirements, acquisitions and general corporate or other purposes; restrict the Company's flexibility and discretion to operate its business; limit the Company's ability to declare dividends or maintain prior dividend levels; require the Company to

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dedicate a portion of cash flows from operations to the payment of interest on its existing indebtedness, in which case such cash flows would not be available for other purposes; cause rating agencies to re-evaluate or downgrade the Company's existing credit ratings; require the Company to post additional collateral security under some of its contracts and hedging arrangements; expose the Company to increased interest expense on borrowings at variable rates; limit the Company's ability to adjust to changing market conditions; place the Company at a competitive disadvantage compared to its competitors; make the Company vulnerable to any downturn in general economic conditions; render the Company unable to make expenditures that are important to its future growth strategies and require the Company to pursue alternative funding strategies, which may include accelerated asset recycling initiatives.
The Company will need to refinance or reimburse amounts outstanding under the Company's existing consolidated indebtedness over time. There can be no assurance the Company will be successful in refinancing its indebtedness when necessary or that additional financing will be obtained when needed, on commercially reasonable terms or at all. In the event that the Company cannot refinance its indebtedness or raise additional indebtedness on terms that are no less favourable than the current terms, the Company's cash flows and ability to declare dividends or repay its indebtedness may be adversely affected.
The Company's ability to meet its debt service requirements will depend on its ability to generate cash in the future, which depends on many factors, including the Company's financial performance, debt service obligations, the realization of the anticipated benefits of acquisition, disposition and investment activities, and working capital and capital expenditure requirements. In addition, the Company's ability to borrow funds in the future to make payments on outstanding debt will depend on the satisfaction of covenants in existing credit agreements and other agreements. A failure to comply with any covenants or obligations under the Company's consolidated indebtedness could result in a default under one or more such instruments, which, if not cured or waived, could result in the termination of dividends by the Company and permit acceleration of the relevant indebtedness. There can be no assurance that, if such indebtedness were to be accelerated, the Company's assets would be sufficient to repay such indebtedness in full. There can also be no assurance that the Company will generate cash flow in amounts sufficient to pay its outstanding indebtedness or to fund the Company's liquidity needs.
Interest Rate Risk
The Company is exposed to interest rate risk due to the impact of increasing benchmark interest rates and credit spreads on certain outstanding variable interest indebtedness, as well as any new borrowings on existing and new credit facilities and other debt issuances. Fluctuations in interest rates may also impact the costs to obtain other forms of capital and the feasibility of planned growth initiatives.
In addition, for the Regulated Services Group, costs resulting from interest rate increases may not be recoverable in whole or in part, and "regulatory lag" may cause a time delay in the payment to the Regulated Services Group of any such costs that are recoverable. Rising interest rates may also negatively impact the economics of development projects, acquisitions, dispositions and energy facilities, especially where project financing is being renewed or arranged.
As a result, fluctuations in interest rates, including the rate increases experienced in 2022 and 2023, could materially increase the Corporation's financing costs, limit the Corporation's options for financing or investment and adversely affect its results of operations, cash flows, key credit metrics, borrowing capacity and ability to implement its business strategy.
As at March 31, 2024, approximately 87% of debt outstanding in AQN and its subsidiaries was subject to a fixed rate of interest and as a result, such debt is not subject to significant interest rate risk in the short-term time horizon.
Borrowings subject to variable interest rates can fluctuate significantly from month to month, quarter to quarter and year to year. AQN's target is to maintain a minimum of 85% fixed rate debt. As a result, the Company hedges the interest rate risk on its variable interest rate borrowings from time to time. The Company entered into an interest rate cap agreement in the amount of $390 million for the period between January 15, 2024 and June 17, 2024.
Based on amounts outstanding as at March 31, 2024, the impact to interest expense on variable rate loans from changes in interest rates are as follows:
•the Corporate Credit Facility is subject to a variable interest rate and had $641.8 million outstanding as at March 31, 2024. The Corporate Credit Facility has locked in $30.0 million of the variable rate until June 28, 2024 through a six month interest election request. As a result, a 100 basis point change in the variable rate charged would impact interest expense by $6.1 million annually;
•the fully drawn Margin Loan is subject to a variable interest rate and had $306.5 million outstanding as at March 31, 2024. As a result, a 100 basis point change in the variable rate charged would impact interest expense by $3.1 million annually;
•the Long-Term Regulated Services Credit Facility is subject to a variable interest rate and had $8.0 million outstanding as at March 31, 2024. As a result, a 100 basis point change in the variable rate charged would impact interest expense by $0.1 million annually;

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•the Regulated Services Delayed Draw Term Facility is subject to a variable interest rate and had $610.4 million outstanding as at March 31, 2024. The Regulated Services Group has locked in the variable rate until April 27, 2024 through an interest election request. As a result, a 100 basis point change in the variable rate charged would not impact interest expense;
•the Bermuda Credit Facility is subject to a variable interest rate and had $73.4 million outstanding as at March 31, 2024. As a result, a 100 basis point change in the variable rate charged would impact interest expense by $0.7 million annually;
•the Bermuda Working Capital Facility is subject to a variable interest rate and had $8.0 million outstanding as at March 31, 2024. As a result, a 100 basis point change in the variable rate charged would impact interest expense by $0.1 million annually;
•the Regulated Services Group's commercial paper program is subject to a variable interest rate and had $225.7 million outstanding as at March 31, 2024. As a result, a 100 basis point change in the variable rate charged would impact interest expense by $2.3 million annually;
•the Renewable Energy Credit Facility is subject to a variable interest rate and had $318.3 million outstanding as at March 31, 2024. The Renewable Energy Credit Facility has locked in $120.0 million of the variable rate until June 28, 2024. As a result, a 100 basis point change in the variable rate charged would impact interest expense by $2.0 million annually; and
•term facilities at Suralis that are subject to variable interest rates had $105.0 million outstanding as at March 31, 2024. As a result, a 100 basis point change in the variable rate charged would impact interest expense by $1.1 million annually.
The term loan facility at BELCO is subject to variable interest rates. However, the Company separately entered into an interest swap agreement to hedge the risk associated with interest rate fluctuation.
Tax Risk and Uncertainty
The Corporation is subject to income and other taxes primarily in the United States, Canada, Bermuda, and Chile; however, it is also subject to tax in other jurisdictions. Changes in tax laws or interpretations or applications thereof, which may or may not have a retroactive effect, in the jurisdictions in which the Corporation does business could adversely affect the Company's results from operations, returns to shareholders, and cash flows.
Pending tax law changes that may adversely impact the Corporation's effective tax rate (and hence, financial results) or result in additional cash taxes include, but are not limited to:
•legislation proposed in Canada to generally limit the deductibility of interest and financing expenses to 30% of tax EBITDA. If enacted in the form proposed, this legislation will generally apply to taxation years of the Corporation beginning on or after October 1, 2023; and
•implementation of global minimum tax rules in the various jurisdictions in which the Corporation operates pursuant to the Organization for Economic Development's initiative to prevent perceived base erosion and profit shifting. Legislation has been proposed in Canada pursuant to this initiative which, if enacted in the form proposed, will generally be applicable for fiscal years of a "qualifying MNE group" (as defined in such proposed legislation) beginning on or after December 31, 2023.
The proposed rules are complex and once enacted will be subject to the Corporation's judgment in its application until further guidance is available.
The Corporation cannot provide assurance that the Canada Revenue Agency, the Internal Revenue Service or any other applicable taxation authority will agree with the tax positions taken by the Corporation, including with respect to claimed expenses and the cost amount of the Corporation's depreciable properties. A successful challenge by an applicable taxation authority regarding such tax positions could adversely affect the results of operations and financial position of the Corporation.
Development by the Corporation of renewable power generation facilities in the United States depends in part on federal tax credits and other tax incentives. The Inflation Reduction Act has extended and expanded certain energy credits, providing greater certainty regarding the availability of these credits on a going forward basis. However, the rules governing these tax credits still include technical requirements for credit eligibility. If the Corporation is unable to complete construction on current or planned projects within certain deadlines or satisfy certain new requirements relating to prevailing wage and apprenticeship requirements, the reduced incentives or elimination of incentives may be insufficient to support continued development or may result in substantially reduced financial benefits from facilities that are completed. In addition, the Corporation has entered into certain tax equity financing transactions with financial partners for certain of its renewable power facilities in the United States, under which allocations of future cash flows to the Corporation from the

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applicable facility could be adversely affected in the event that there are changes in U.S. tax laws that apply to facilities previously placed in service.
OPERATIONAL RISK MANAGEMENT
Dispositions, including Risks Relating to the Planned Sale of the Company's Renewable Energy Business
For financial, strategic and other reasons, the Corporation may from time to time dispose of, or desire to dispose of, businesses or assets (in whole or in part) that it owns. Any disposition by the Corporation may result in recognition of a loss upon such a sale and may result in a decrease to its revenues, cash flows and net income and a change to its business mix. A disposition may also result in liabilities to the Corporation, including as a result of any post-closing indemnities or purchase price adjustments. In addition, the Corporation may not be able to dispose of businesses or assets that the Corporation desires to sell for financial, strategic and other business reasons at all or at a price acceptable to the Corporation. Failure to execute on any planned disposition may require the Corporation to seek alternative sources of funds, including one or more potential issuances of equity, or incur additional indebtedness, which may, among other things, cause rating agencies to re-evaluate or downgrade the Corporation's existing credit ratings. Each of the foregoing items may have an adverse effect on the Corporation's business, results of operations, cost of capital or financial condition.
On August 10, 2023, the Company announced its pursuit of a sale of its renewable energy business. There can be no assurance about the outcome of this sale process, the specific assets that will be sold (if any), that any specific transaction will be identified or consummated, or that any such transaction will achieve any expected result or benefit. Divesting any or all of the assets comprising the Company's renewable energy business involves a number of risks and uncertainties, including complexities involved in separating assets that may be sold from assets the Company will retain, the need to obtain regulatory approvals and other third-party consents, which could, among other things, disrupt customer and supplier relationships, and the fact that the Company may be subject to additional tax obligations or loss of certain tax benefits. If the Company disposes of all or a portion of the assets comprising the Company's renewable energy business, it may not be able to successfully cause a buyer to assume the liabilities related to such assets or, even if such liabilities are assumed, the Company may have difficulties enforcing its rights, contractual or otherwise, against the buyer. The Company may be required to provide transitional services to the buyer for a period of time following closing of a transaction, and the Company may retain obligations related to divested assets, and may be subject to potential liabilities that arise because of the disposition or the subsequent breaches of obligations or duties by the buyer. There are factors that could delay, prevent or otherwise adversely affect the planned sale, including but not limited to market conditions or delays in obtaining necessary counterparty approvals, regulatory approvals or clearances. In addition, whether or not any specific transaction is identified, pursued and/or consummated, the process could cause disruptions in the business of the Company by diverting the attention of the Board and management and diverting other resources (including costs) towards such process and the preparation of the Company to pursue and consummate a transaction. The process could also impact the Company's relationships with employees, including by increasing employee departures and turnover, could give rise to disputes with potential buyers and could result in accounting changes, restructuring and other disposition charges, as well as potential impairment charges or losses. The sale of any or all of the assets comprising the Company's renewable energy business could negatively impact the Company's profitability, financial results and dividends because of losses that may result from such a sale, the loss of revenues or a decrease in cash flows or cash available for distribution. In addition, APCo may be subject to one or more further credit rating downgrades as a result of the Corporation's pursuit of its renewable energy business. Following a sale of any or all of the assets comprising the Company's renewable energy business, the Company would also have less diversity in the asset mix of its business and in the markets it serves. Any or all of these risks could impact the Company's financial results and business reputation.
Inflation Risk
AQN's profitability could be impacted by inflation increases above long-term averages. The Regulated Services Group's facilities are subject to rate setting by its regulatory agencies. The time between the incurrence of costs and the granting of the rates to recover those costs by regulatory agencies is known as regulatory lag. As a result of regulatory lag, inflationary effects and timing delays may impact the ability to recover expenses and/or capital costs, and profitability could be impacted. In the event of significant inflation, the impact of regulatory lag on the Company would be increased. In order to mitigate this exposure, the Regulated Services Group seeks to obtain approval for regulatory constructs in the states in which it operates to allow for timely recovery of operating expenses and capital costs.
The Renewable Energy Group's assets are subject to long-term PPAs and other offtake agreements, most of which are not indexed to inflation and could experience declines in profitability if operating costs increase at a rate greater than the offtake price.
Development and construction projects could experience a decrease in expected returns as a result of increased costs. In an effort to mitigate the risk of inflation, the Company attempts to enter into fixed price construction agreements close to the time it enters into fixed price offtake agreements.

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Litigation Risks and Other Contingencies
AQN and certain of its subsidiaries are involved in various litigation, claims and other legal and regulatory proceedings that arise from time to time in the ordinary course of business. Any accruals for contingencies related to these items are recorded in the financial statements at the time it is concluded that a material financial loss is likely and the related liability is estimable. Anticipated recoveries under existing insurance policies are recorded when reasonably assured of recovery.
Mountain View Fire
On November 17, 2020, a wildfire now known as the Mountain View Fire occurred in the territory of Liberty Utilities (CalPeco Electric) LLC ("Liberty CalPeco"). The cause of the fire remains under investigation, and CAL FIRE has not yet released its final report. There are currently 21 lawsuits that name certain subsidiaries of the Company as defendants in connection with the Mountain View Fire, as well as a non-litigation claim brought by the U.S. Department of Agriculture seeking reimbursement for alleged fire suppression costs and a notice from the U.S. Bureau of Land Management seeking damages for the alleged burning of public lands without authorization. Fourteen lawsuits are brought by groups of individual plaintiffs alleging causes of action including negligence, inverse condemnation, nuisance, trespass, and violations of Cal. Pub. Util. Code 2106 and Cal. Health and Safety Code 13007 (one of these 14 lawsuits also alleges the wrongful death of an individual and various subrogation claims on behalf of insurance companies). On March 6, 2024, a trial commenced in Los Angeles County Superior Court on four bellwether cases with respect to inverse condemnation liability only. If the Company's subsidiaries were found liable in those cases, the damages, if any, would not be determined at this trial. Liberty CalPeco filed a motion to disqualify the judge, which the Court denied. On May 6, 2024, Liberty CalPeco filed a petition for writ seeking authorization to appeal this issue. In another lawsuit, County of Mono, Antelope Valley Fire Protection District, and Bridgeport Indian Colony allege similar causes of action and seek damages for fire suppression costs, law enforcement costs, property and infrastructure damage, and other costs. In six other lawsuits, insurance companies allege inverse condemnation and negligence and seek recovery of amounts paid and to be paid to their insureds. The likelihood of success in these lawsuits is uncertain. Liberty CalPeco intends to vigorously defend them. The Company accrued estimated losses of $66 million for claims related to the Mountain View Fire, against which Liberty CalPeco has recorded expected recoveries from insurance of $66 million. The resulting net charge to earnings was $nil. The estimate of losses is subject to change as additional information becomes available. The actual amount of losses may be higher or lower than these estimates. While the Company may incur a material loss in excess of the amount accrued, the Company cannot estimate the upper end of the range of reasonably possible losses that may be incurred. The Company has wildfire liability insurance that is expected to apply up to applicable policy limits.
Apple Valley Condemnation Proceedings
On January 7, 2016, the Town of Apple Valley filed a lawsuit seeking to condemn the utility assets of Liberty Utilities (Apple Valley Ranchos Water) Corp. ("Liberty Apple Valley"). On May 7, 2021, the Court issued a Tentative Statement of Decision denying the Town of Apple Valley's attempt to take the Apple Valley water system by eminent domain. The ruling confirmed that Liberty Apple Valley's continued ownership and operation of the water system is in the best interest of the community. On October 14, 2021, the Court issued the Final Statement of Decision. The Court signed and entered an Order of Dismissal and Judgment on November 12, 2021. On January 7, 2022, the Town filed a notice of appeal of the judgment entered by the Court. On August 2, 2022, the Court issued a ruling awarding Liberty Apple Valley approximately $13.2 million in attorney's fees and litigation costs. The Town filed a notice of appeal of the fee award on August 22, 2022. The Town's appeal of the condemnation judgment and fee award have been consolidated into one appellate docket, which is proceeding before the Court of Appeals.
Technology Infrastructure Implementation Risk
The Company relies upon various information and operational technology infrastructure systems to carry out its business processes and operations. This subjects the Company to inherent costs and risks associated with maintaining, upgrading, replacing and changing information and operational technology systems. This includes impairment of its technology systems, potential disruption of operations, business process and internal control systems, substantial capital expenditures, demands on management time and other risks of delays, and difficulties in upgrading, transitioning and integrating technology systems.
AQN and certain of its subsidiaries are in the process of updating their technology infrastructure systems through the implementation of an integrated customer solution platform, which includes customer billing, enterprise resource planning systems and asset management systems. The implementation of these systems is being managed by a dedicated team. Following pilot implementations, deployment began in 2022 and has occurred in a phased approach that is expected to be completed in 2024. The implementation and operation of such technology systems requires the investment of significant financial and human resources. Disruptions, delays or deficiencies in the design, implementation, or operation of these technology systems or integration of these systems with other existing information technology or operations technology could: adversely affect the Company's operations, including its ability to monitor its business, pay its suppliers, bill its

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customers, and report financial information accurately and on a timely basis; lead to higher than expected costs; lead to increased regulatory scrutiny or adverse regulatory consequences; or result in the failure to achieve the expected benefits. As a result, the Company's operations, financial condition, cash flows and results of operations could be adversely affected.
QUARTERLY FINANCIAL INFORMATION
The following is a summary of unaudited quarterly financial information for the eight quarters ended March 31, 2024:

(all dollar amounts in $ millions except per share information)	2nd Quarter 2023	3rd Quarter 2023	4th Quarter 2023	1st Quarter 2024
Revenue	$627.9	$624.6	$666.9	$737.1
Net earnings (loss) attributable to shareholders	(253.2)	(174.5)	186.3	(89.1)
Net earnings (loss) per share	(0.37)	(0.26)	0.27	(0.13)
Diluted net earnings (loss) per share	(0.37)	(0.26)	0.27	(0.13)
Adjusted Net Earnings[1]	56.2	80.5	115.5	95.6
Adjusted Net Earnings per common share[1]	0.08	0.11	0.16	0.14
Adjusted EBITDA[1]	277.7	282.5	334.3	344.3
Total assets	17,968.7	17,982.8	18,374.0	18,307.8
Long-term debt[2]	8,083.4	8,367.3	8,516.3	9,089.9
Dividend declared per common share	$0.11	$0.11	$0.11	$0.11

	2nd Quarter 2022	3rd Quarter 2022	4th Quarter 2022	1st Quarter 2023
Revenue	$619.4	$664.4	$748.0	$778.6
Net earnings (loss) attributable to shareholders	(33.4)	(195.2)	(74.4)	270.1
Net earnings (loss) per share	(0.05)	(0.29)	(0.11)	0.39
Diluted net earnings (loss) per share	(0.05)	(0.29)	(0.11)	0.39
Adjusted Net Earnings[1]	109.6	73.5	97.6	119.9
Adjusted Net Earnings per common share[1]	0.16	0.11	0.14	0.17
Adjusted EBITDA[1]	289.2	276.1	298.5	341.0
Total assets	17,737.9	17,653.3	17,627.6	17,927.1
Long-term debt[2]	7,455.4	7,705.1	7,512.3	7,849.2
Dividend declared per common share	$0.18	$0.18	$0.18	$0.11

1	See Caution Concerning Non-GAAP Measures.
2	Includes current portion of long-term debt, long-term debt and convertible debentures.
Quarterly revenues have fluctuated between $619.4 million and $778.6 million over the prior two year period. A number of factors impact quarterly results, including acquisitions, dispositions, seasonal fluctuations and customer rates. In addition, a factor impacting revenues year over year is the fluctuation in the strength of the Canadian dollar relative to the U.S. dollar which can result in significant changes in reported revenue from Canadian operations.
Quarterly net earnings attributable to shareholders have fluctuated between a loss of $253.2 million and earnings of $270.1 million over the prior two year period. Earnings have been impacted by non-cash factors such as deferred tax recovery and expense, impairment of intangibles, property, plant and equipment and mark-to-market gains and losses on financial instruments.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	42

DISCLOSURE CONTROLS AND PROCEDURES
AQN's management carried out an evaluation as of March 31, 2024, under the supervision of and with the participation of AQN's Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), of the effectiveness of the design and operations of AQN's disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15 (e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")). Based on that evaluation, the CEO and the CFO have concluded that as of March 31, 2024, AQN's disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed by AQN in reports that it files or submits under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in rules and forms of the U.S. Securities and Exchange Commission, and is accumulated and communicated to management, including the CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.
Management Report on Internal Controls over Financial Reporting
Management, including the CEO and the CFO, is responsible for establishing and maintaining internal control over financial reporting. Management, as at the end of the period covered by this interim filing, designed internal controls over financial reporting to provide reasonable, but not absolute, assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. The control framework management used to design the Company's internal control over financial reporting is that established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
Changes in Internal Controls over Financial Reporting
For the three months ended March 31, 2024, there has been no change in the Company's internal controls over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company's internal controls over financial reporting.
Inherent Limitations on Effectiveness of Controls
Due to its inherent limitations, disclosure controls and procedures or internal control over financial reporting may not prevent or detect all misstatements based on error or fraud. Further, the effectiveness of internal control is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may change.
CRITICAL ACCOUNTING ESTIMATES AND POLICIES
AQN prepared its unaudited interim condensed consolidated financial statements in accordance with U.S. GAAP. The preparation of the unaudited interim condensed consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related amounts of revenues and expenses, and disclosure of contingent assets and liabilities. Significant areas requiring the use of management judgment relate to the scope of consolidated entities, useful lives and recoverability of assets, the measurement of deferred taxes and the recoverability of deferred tax assets, rate-regulation, unbilled revenue, pension and post-employment benefits, fair value of derivatives and fair value of assets and liabilities acquired in a business combination. Actual results may differ from these estimates.
AQN's significant accounting policies and new accounting standards are discussed in Notes 1 and 2, respectively, in the Company's unaudited interim condensed consolidated financial statements.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	43